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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update:
- ☒ Form C/A: Amendment to Offering Statement: Update financial statements
  - ☒ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Le Grand Bleu, LLC

Legal status of issuer:

Form: limited liability company

Jurisdiction of Incorporation/Organization: Wyoming

Date of organization): December 16, 2022

Physical address of issuer: 3150 West End Blvd. / St. Louis Park, Minnesota 55416

Website of issuer: https://www.legrandbleunosybe.com/

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC

CIK number of intermediary: 0001711770

SEC file number of intermediary: 007-00123

CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$500.00 setup fee plus 5% on 1st $25,000; 4% on $1 Million - $2 Million; 3% on $2 Million - $3 Million, 2% on $3 million - $10 n

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Type of security offered: Common Stock

Target number of securities to be offered: 2,000

Price (or method for determining price): 50.00

Target offering amount: 100,000.00

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): 2,400,000.00

Deadline to reach the target offering amount: twelve (12) months from filing date

SEC 2930 (4/17) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: $200.00	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V, CANADA (FEDERAL LEVEL), ALBERTA, CANADA, BRITISH COLUMBIA, CANADA, MANITOBA, CANADA, NEW BRUNSWICK, CANADA, NEWFOUNDLAND, CANADA, NOVA SCOTIA, CANADA, ONTARIO, CANADA, PRINCE EDWARD ISLAND, CANADA, QUEBEC, CANADA, SASKATCHEWAN, CANADA, YUKON, CANADA

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Le Grand Bleu, LLC
(Issuer)
By
/s/ Yann Beaudoin Chief Executive Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Yann Beaudoin
(Signature)
Chief Executive Manager
(Title)
May 2nd, 2023
(Date)

THE COMPANY

1. Name of issuer: Le Grand Bleu, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain:

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Soakmont Group, LLC	membership interests	100% %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

MANAGERS OF THE COMPANY

4. Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Yann Beaudoin Dates of Service: December 16, 2022 - Present
Principal Occupation: Manager
Employer: Affilium Labs Dates of Service: January 12, 2020 – Present
Employer's principal business: 113 rue Saint Raoul, Québec, QC, Canada, G1B2K7
List all positions and offices with the issuer held and the period of time in which the manager served in the position or office:

Position: Chief Executive Manager Dates of Service: December 16, 2022 – Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: Affilium Labs
Employer's principal business: 113 rue Saint Raoul, Québec, QC, Canada, G1B2K7
Title: Chief Executive Officer Dates of Service: January 12, 2020 – Present
Responsibilities: Oversea operations & expansion of the custom software solution provider. Software architect & engineer at the core, acts also as the CTO of the company.

Name: Michael Johnson Dates of Service: December 16, 2022-Present
Principal Occupation: Manager
Employer: Abbott Labs Dates of Service: February 1, 2017 - Present
Employer's principal business: 2350 Walnut St, Roseville, MN, 55113
Responsibilities: Direct ownership of timely shipments to all US domestic shipments for Abbott laboratories tier 1 site. Managing 50-55 employees and contractors, and responsible of $12m+ in med device shipments daily.

List all positions and offices with the issuer held and the period in which the manager served in the position or office:

Position: Chief Financial Manager Dates of Service: December 16, 2022 – Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: Abbott Labs Dates of Service: February 1, 2017 - Present
Employer's principal business: 2350 Walnut St, Roseville, MN, 55113
Responsibilities: Direct ownership of timely shipments to all US domestic shipments for Abbott laboratories tier 1 site. Managing 50-55 employees and contractors, and responsible of $12m+ in med device shipments daily.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Yann Beaudoin

Title: Chief Executive Manager Dates of Service: December 16, 2022 - Present

Responsibilities: Responsible for the overall success of the organization. Setting the overall strategy and direction of the company, make major corporate decisions. Is responsible for the overall performance of the company and makes decisions that affect its future. Also has the power to hire and fire executives and make other important decisions such as mergers and acquisitions. Is also the face of the company and represents it in the public.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Affilium Labs

Employer's principal business: 113 rue Saint Raoul, Québec, QC, Canada, G1B2K7

Title: Chief Executive Officer Dates of Service: January 12, 2020 – Present

Responsibilities: Oversea operations & expansion of the custom software solution provider. Software architect & engineer at the core, acts also as the CTO of the company.

Name: Michael Johnson

Title: Chief Financial Manager Dates of Service: December 16, 2022 - Present

Responsibilities: Responsible for the financial health of an organization. Typically handling tasks such as creating financial reports, developing strategies for long-term financial goals, and making recommendations for investments. Involved in budgeting and forecasting, risk management, and ensuring compliance with financial regulations.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Abbott Labs Dates of Service: February 1, 2017 - Present

Employer's principal business: 2350 Walnut St, Roseville, MN, 55113

Responsibilities: Direct ownership of timely shipments to all US domestic shipments for Abbott laboratories tier 1 site. Managing 50-55 employees and contractors, and responsible of $12m+ in med device shipments daily.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

LE GRAND BLEU, LLC

NOTE REGARDING FORWARD LOOKING STATEMENTS

THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.

THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.


LE GRAND BLEU
NOSY BE'S EXCLUSIVE ISLAND EXPERIENCE Phase 1

PROLOGUE

The Le Grand Bleu project's inception followed a series of meetings with representatives of the government, real estate community, and the exploration of development opportunities in Madagascar. Le Grand Bleu was designed as a first step towards creating a world-class nature immersion experience in Madagascar's iconic natural landscape of Nosy Be. After acceptance by all relevant stakeholders, the objective of purchasing Le Grand Bleu will be to design, upgrade, and operate the existing 15 lodging units. The resort has been in operation for more than 20 years, with a solid client base and maintains a 4.5 stars review on Google and Trip Advisor. Le Grand Bleu's revenue in 2018-2019 averaged 391k USD. Due to the Covid-19 pandemic, Le Grand Bleu's owners closed the business and re-opened in May 2022. Currently, financials show Le Grand Bleu is projected to generate $404,000 for 12 months ending May 2023. After the acquisition the aim will be updating and upgrading the resort, building seven additional lodging units and bringing the resort's turnover to $1million USD within 3 years.




THE TEAM
SOAKMONT

Gerald Lawless started his career with Forte Hotels culminating with him setting up and growing Forte's operations in the Middle East. After a 23-year career with Forte Hotels, he joined Jumeirah hotel group in 1997 where he helped establish it as a premier worldwide luxury hotel brand. He was also Chairman of the World Travel and Tourism Council; and is acting as an hospitality advisor for them still.

Patrick Clarke is a Technician Architect behind some of the most innovative Zoobox concepts. He has been working on Restaurants, Commercial and residential projects for 18 years. Patrick is currently working with Zoobox to create unique buildings that merge into their natural environment. Patrick has designed lodges for English forests, UAE deserts and created bold new designs concepts for outdoor experiences R

Guillaume Pellerin has an MBA from Sherbrooke University, a BA in Outdoor Tourism, as well as a Global Business certificate from Harvard Business Online. Guillaume started his tourism career in Patagonia (Chile) as a Company Manager. He has been creating ecotourism experiences for more than 15 years. He has developed several award-winning ecotourism projects. He cofounded a number of outdoor organizations including the Zoobox project in 2016 and is now the CEO and owner of Wild

Micheal Lawless has a B.S. in Hotel Administration from Cornell University. He has designed a dozen of Food and Beverage experiences as well as boutique concepts in cities like Las Vegas, London, Hong Kong, Macau and Beijing. His enthusiasm for discovering new and unique food and beverage experiences drives the work he does.

Dany Girard (local project manager), is originally from northern Quebec in Canada. Dany has lived in Madagascar since 2012 and spends time exploring the 4 corners of the island to find the "best spots." He is passionate about adventure tourism, a bush pilot, an explorer. Dany has initiated and participated in several tourism and industrial projects in complex and demanding multicultural environments. He has held management positions in world-class industrial projects in Canada, Madagascar, Burkina Faso and Côte d'Ivoire.

Erwan Gavelle holds two master's degrees, one in environmental geomatics from UdeS and one in Spatial Information. He decided to make the preservation of the environment his hobbyhorse, by offering imaging acquisition services by drone, image processing and advanced geomatics analysis. Geospatial data and imagery acquired by drone in different wavelengths add value to existing data.

Michael Johnson [illegible]

Yann Beaudoin is a successful entrepreneur and senior software developer. Over the last 15 years he has founded several companies involving software development and consulting businesses. Co-Founder and developer of a Digital Charted bank in Canada being formed Q4 2022 with a valuation of $200m. He has built hundreds of web, desktop and mobile applications. Yann is known as one of the most ethical and senior developers in the Web 3 space where he often collaborates with some of the top 15 cryptocurrencies.

Creating an...

EXCLUSIVE Experience



NATURE IMMERSION

This resort is an escape from the stress of the city. It's an immersion into nature and a time to appreciate the present moment. Rediscover yourself and enjoy precious down time with those you love most. The lodging units are designed to offer an escape from the hustle and bustle. Enjoy an immersion into the natural surroundings. Visit the beach, only minutes away or the resort' infinite pool overlooking Befotaka Bay.



IMAGINATIVE JOURNEY

Guests are invited to embark on a captivating journey of discovery. This journey aims to respect the nature of the site while immersing guests in its beauty. The idea is to provide adventure in a comfortable and relaxing manner. Scuba diving with professional licensed guides. Catamaran tours, high sea fishing excursions, or partake in the cooking and cocktail mixing classes available to all our guests.



ECOSYSTEM PROTECTION

The experiences will follow a strict environmental impact strategy to respect the host environment. We also ensure every adventure our guests have will promote a long term positive effect on the local environment. Actions like coral protection programs and site revitalization directives will ensure we are active in the protection of our beautiful local ecosystem.

Nosy Be

Madagascar's premier beach destination, the island of Nosy Be has all the ingredients one would expect: soft white sand, turquoise waters and wonderful seafood. Year round diving is the main draw, and there are plenty of swimming, snorkeling, sailing and fishing experiences to be had. Nosy Be is the "Côte d'Azur" of Madagascar. It enjoys 340 days of sunshine per year and a tropical environment. The prices are very cheap compared to similar destinations: Reunion, Mauritius, Seychelles to name a few. The workforce is reasonably priced, competent and competitive. The island has a renovated international airport connecting the African and European continents. It has a long history of hospitality combined with a young and welcoming population. Malagasy is the official language, along with French. English is not widely spoken.

PHASE 1
Grand Bleu

SITE



CORAL SANCTUARY, MADAGASGAR

Wild Investments Inc. works with world leaders to create a unique experience at the necessary level of quality. In addition to yoga, spas and massages, the site offers potential SCUBA and open water diving. Catamarans are a great way to travel between islands. Our team have already identified some great partners who will offer catamaran trips to view the local wildlife. The island hosts one of the most pristine coral reefs in the world. Recent research conducted by WCS has shown that the coral reefs of northwestern Madagascar are among the western Indian Ocean coral ecosystems. These reefs contain both the greatest biological richness and a good capacity to resist disturbance caused by climate change. Because of these exceptional natural features, northwestern Madagascar was identified by UNESCO in 2012 as a potential site for inclusion in the World Marine Heritage List. The activities surrounding the reefs could bennefit local economy from fishing to ecotourism and the conservation of their natural heritage. We help transform revenues otherwise generated by deforestation, agriculture and intensive fishing (commercial nets) into sustainable ecotourism services. We train and hire local employees for our sites, in order to sustain the viability of the project and the quality of life of local populations, who are often very dependent on seasonality of travel economy as well as local crops. The economic growth generated is used to fund education programs and the regeneration of the native ecosystem as a whole.


Tripadvisor
EXCELLENT
Basée sur 687 avis.
valelectron
Détente et lâcher prise
La vue est superbe, à savourer de la piscine.
Le personnel est au top
Helios G
2021-07-10
Des vacances magiques
Un emplacement exceptionnel et une équipe fabuleuse pour des vacances en famille. Nous avons profité d'une
Fatou W
2021-02-09
Le grand bleu - Excellent hôtel
Nous sommes ravis de notre séjour au Grand Bleu. Céline et Jacques, couple dynamique et sympathique se plis en 4
Yasmina M
A home away from home
As a frequent traveller who has been stuck in my home country, Ethiopia,for over a year, this trip was exactly what I
Sarah R
Très accueillant
Excellent séjour pour des retrouvailles familiales.
Jacques et Céline nous ont très bien

MARKET

Nosy Be may be the most touristic site in Madagascar, but the attendance figures remain small. Almost 60,000 tourists per year visit Nosy Be as compared to the 81 million who visit France per year. Nosy Be remains a popular destination in Madagascar but is far from mass tourism. This type of exclusivity is exactly what our distinctive customers are looking for. They are looking for untouched, uncrowded natural jewels that keep the natural and cultural heritage alive. The last 2 full years (18'-19') of operating history, Le Grand Bleu has been generating on average 391k USD annually with around 3K customers per year. The last 7 months since reopening it has generated $276k, $404k projected for 12 months ending May 2023. Currently there is no advertising campaign and the resort has not been renovated in years. It has kept a 4.5 stars review on both Google and TripAdvisor. People are mainly coming for the views, the friendly customer service and the activities around the site are also added bennefits.


LE GRAND BLEU
CURRENT STATE AUGUST 2022

CORAL REGENERATION ACTIONS

THE REEF

Nosy Be seascape is part of the northern Mozambique Channel home to the second most diverse coral populations on the planet, with the highest species richness yet reported for the Western Indian Ocean in Northwest Madagascar in the Mitsio island group. Research has highlighted that efforts aimed at maintaining Nosy Be seascape reefs high diversity and intact ecosystems are least likely to be undermined by climate disturbances in the near term. For this reason, these reefs are considered a high priority for increased management efforts that will reduce additional human disturbances, such as fishing and pollution, in order to improve the chances for their persistence. Also, as the upstream end of the core high bio- diversity region for the West Indian Ocean, this seascape is critically important for larval supply to downstream reefs, and thus for recovery following disturbances. This seascape is a mosaic of rich ecosystems: coral reefs and coral banks, mangroves - the region contains some of the most important mangroves in Madagascar, seagrasses, volcanic, karst or coral islands and islets, and bays.

THREATS

The exceptional marine biodiversity of Nosy Be seascape is facing a number of imminent threats including: unsustainable fishing practices; incidental by-catch of coastal dolphins in artisanal fisheries; poaching of marine turtles, oil exploration and planned drilling; a growing tourism industry, mangrove destruction for charcoal-making; and climate change impacts. The degradation of marine and coastal environments, lack of sustainable livelihood alternatives, and limited ability of local people to cope with these changes are thus increasing their vulnerability.

ACTIONS

In order to reverse these trends and secure healthy marine ecosystems that support the local communities who depend on them, Grand Bleu is committing a minimum of 1% of its total turnover to work with local Non Profit in the establishment of marine protected areas in Nosy Be seascape and lead the process of the creation of large co-managed Marine Protected Areas protecting critical marine habitats around Nosy Iranja and Mitsio islands groups. Grand Bleu and it's partners will also be assessing cetacean diversity, distribution, abundance and threats in the seascape. A regrowth program using local heat resistant corals could also be put in place to help regrow the reef.


Le Grand Bleu

GRAND BLEU CURRENT TECHNICAL SPECS:

- 4 FAMILY SUITE bungalows with 2 separate bedrooms for 5 people = 20 people
- 8 COMFORT bungalows for 2 people = 16 people
- 2 hiker bungalows = 4 people
- 1 maxi family bungalow, house type = 10 people
- Equipped with fan, mosquito net, hot water, mini bar and mini safe, air conditioning (Comfort and family)
- Terrace with hammock and furniture on all bungalows
- An 8 x 10 meter infinity pool with a view of the entire bay above the sea
- Two large panoramic beaches on each side of the 150 m2 swimming pool
- The Restaurant "Le Turquoise" of 220 m2 can accommodate up to 50 people
- A very well equipped kitchen with stove, stainless steel table, French crockery, cold room,
- Many freezers, fish smoker, giant barbecue, etc..
- A reception-shop with a lot of material, a mini-jewellery, etc.
- A wellness area of 60 m2, with 2 massage rooms, spa, hair and manicure salons, herbal tea room
- A dwelling house above the restaurant with 3 bedrooms of 25 m2, living room, American kitchen, bathroom 12 m2 bath and separate WC
- A panoramic terrace of 80 m2 facing the sea above the swimming pool and the restaurant
- Some staff quarters with shower and WC, also a container
- Fins, masks and snorkels for snorkeling
- Spare equipment in case of breakdown, etc.
- Staff is well trained and stable
- Electricity :
- Jirama: electricity by public network
- A photovoltaic solar electrification generator in self-consumption with a power of 9.84 KWC, average estimated production of 46 KWH/day with 24 solar panels 2010 x 1002 x 40 mm.
- A generator (SDMO of 44 kva)
- Water: Jirama (city water) + a 35 m3 tank and 2 water suppressors



LE GRAND BLEU UPDATES AND UPGRADE

Le Grand Bleu has been in operation for more than 20 years. Major updates and upgrades are planned to rejuvenate guests' experiences. The restaurant will be fully renovated. A 160 meter square, hotel grade, fully equipped kitchen will be constructed. The dining area and terrace surface will be replaced with new natural materials. The second floor will be upgraded and remodeled into four new suites. Large windows are planned to be installed giving the customer a grand view of what Nosy Be can offer. One of the large suites will be divided to offer more beds for guests. The current 15 lodges will be expanded to total 22 units. The roof will be updated along with the current cottages. Le Grand Bleu is the first phase of our Madagascar Island experience and development. Our expansion goal is to develop the virgin island of Ankarea in a second phase and will be able to use Le Grand Bleu as the base camp and transit accommodation for Ankarea customers


LET'S MAKE
MONEY
GROW

INVESTMENT & USE OF FUNDS

Investment Cost / Use of Funds	
Site purchase and design	1,377,000
Technichal documents	4,000
Site preparation	2,000
Construction	432,000
Operation setup, promotion, training, wesbite update, and Grand opening	45,000
Cash reserve	109,800
Referal comission (2%)	40,000
Marketing	100,000
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	110,200
Currency Exchange Rate (USD to EUR)	180,000
TOTAL	2,400,000

Use of funds at minimum $100,000		
Site purchase and design	$	75,000.00
Technichal documents	$	-
Site preparation	$	5,000.00
Construction	$	-
Operation setup, training, promotion and Grand opening	$	15,000.00
Cash reserve	$	-
Referal comission (2%)	$	-
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	$	5,000.00
Project oversight fees (WW)	$	-
TOTAL	$	100,000.00

Financial Evaluation	
Total Investment cost:	2,400,000
Yearly revenues (Y4)	1,179,796
Yearly net profit (Y4)	20,973
EBITDA (Y4)	812,322
Net yield (Y4)	32%
EBITDA yield (Y4)	34%
ROI (EBITDA AVG)	3
Depreciation time (in years)	30

After the first $100,000 is raised, funds will begin to be withdrawn from the campaign to begin payments for the acquisition. First 100k(euro) is due by Feb 28 2023. Remaining 3 payments bi-annually will be paid according to purchase agreement (attached). Revenues from the resort begin to be under Soakmont control after the first payment is made. Those revenues will also support the payments as needed.

FINANCIAL PROJECTIONS



EXPERIENCE FINANCIAL SUMMARY

* not audited, master numbers in GREEN

10 year forecast	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	year 10
Total number of units	22	22	22	22	22	22	22	22	22	22
ADR (free of taxes)	125	128	130	133	136	138	141	144	146	149
Occupancy rate	66%	70%	71%	72%	75%	76%	77%	78%	79%	80%

10 year P&L	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	year 10
Incomes										
Room income	652,438	716,676	741,454	766,935	814,868	842,248	870,397	899,335	929,082	959,659
Activity income (included)	85,410	164,164	169,860	175,698	186,679	192,951	199,400	206,029	212,844	234,506
Food and Beverage income (included)	179,361	204,902	220,465	237,163	262,066	281,706	302,766	325,345	342,696	360,916
Total	917,209	1,085,764	1,131,780	1,179,796	1,263,613	1,316,905	1,372,562	1,430,709	1,484,623	1,555,081
Expenses										
Local sites cost of operations	107,880	133,546	138,246	166,711	177,495	183,885	190,522	197,419	203,971	212,050
Local sites workforces	118,706	124,641	130,873	137,417	144,288	151,502	159,077	167,031	175,383	184,152
Local sites supplies and services	54,016	59,543	61,407	63,346	66,374	68,501	70,716	73,022	75,218	77,928
Total	280,602	317,733	330,527	367,474	388,157	403,889	420,316	437,472	454,572	474,130
EBITDA	636,606	768,031	801,253	812,322	875,456	913,016	952,247	993,237	1,030,051	1,080,951
EBITDA %	69%	71%	71%	69%	69%	69%	69%	69%	69%	70%
Investor Dividend Distributions 75%	$ 477,455	$ 576,023	$ 600,940	$ 609,242	$ 656,592	$ 684,762	$ 714,185	$ 744,928	$ 772,538	$ 810,713
Depreciation	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400
Operation incentive fees (WW)	127,321	153,606	160,251	162,464	175,091	182,603	190,449	198,647	206,010	216,190
Net profit	**$ 13,944**	**$ 19,201**	**$ 20,530**	**$ 20,973**	**$ 23,498**	**$ 25,001**	**$ 26,570**	**$ 28,209**	**$ 29,682**	**$ 31,718**
Number of Outstanding Shares 55,500										
Potential Dividend Per Share	**$ 9**	**$ 10**	**$ 11**	**$ 11**	**$ 12**	**$ 12**	**$ 13**	**$ 13**	**$ 14**	**$ 15**


Rental Data

Demand for luxury rentals continues to grow over the last 2 years post pandemic

Historical Nosy Be Nightly Rental Rates


$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-
Nov'17
Feb'18
May'18
Aug'18
Nov'18
Feb'19
May'19
Aug'19
Nov'19
Feb'20
May'20
Aug'20
Nov'20
Feb'21
May'21
Aug'21
Nov'21
Feb'22
May'22
Aug'22
Nov'22
Budget
Economy
Midscale
Upscale
Luxury

Source: Airdna. Data pulls from Airbnb and Vrbo rental data


STRONG CASE FOR GROWTH


Le Grand Bleu Historical and Projections
$1,600,000.00
$1,400,000.00
$1,200,000.00
$1,000,000.00
$800,000.00
$600,000.00
$400,000.00
$200,000.00
$-
Year
18' 19' 20' 21' 22' 23' 24' 25' 26' 27' 28' 29' 30' 31' 32'

Source: 2018-2019 data, 7 months 2022 after re-opening. Financial Assumptions are in attachments for viewing

Business Model Points

- The main income streams are from lodging, activities, and restaurant sales.
- High margins due to low cost of salaries to the staff on the island.
- Plans to update the website in first quarter of ownership, and expand the number of booking sites customers can use.
- ~~The team plans on allocating $100,000 total for marketing of the campaign in 2023.~~
- Training new management from Wild World will begin immediately to operate the resort. Revenues will also be entitled to Soakmont after the first payment.
- The renovations are expected to last 4 months after beginning, this will begin as soon as the funds are available in excess of the payments to the owners for the initial purchase.
- The company will remain customer centric to maintain a world class experience for visitors and guests.
- At a minimum, 75 percent of the operating income will be used for quarterly dividend distributions by the company to investors. The percentage may be higher if no additional capital is needed to hold for reinvestment.
- Wild World will oversee management of the resort. Dany Girard will be on site as a director and ensuring the resort performs as planned. Wild World will have a management performance fee that is variable, based off earnings. Soakmont management will assist full time as well in supporting roles.
- The company will retain $100k USD on the balance sheet for capital expenditures and unexpected maintenance.
- *Our management will have the financials audited yearly in the US for shareholder review.*

INVESTMENT SUMMARY

- The site is located in one of the most beautiful and pristine coral reefs in the world.
- The property could yield from 15 percent, with an occupancy rate of 50 percent to 30 percent annually, with an occupancy rate of 70 percent. The average occupancy rate is 68 percent.
- Current occupancy rate is 76%
- 22% Projected Internal Rate of Return (IRR)
- Quarterly dividends distributed to shareholders. Estimated $9-12 per share for first full year ($50 per share is proposed par value. Less with campaign perks)
- The investment offers pass-through capital gains and dividend income to investors through the SPV LLC the resort would be purchased with.
- The investment generates a potential full ROI within 4 years of acquisition.




THE PLAN
Q4 2022
PHASE 1 -TEST-THE-WATERS CAMPAIGN
Q4 2022 - Q1 2023
PHASE 2 -OFFICIAL LOI IS DRAFTED TO ACQUIRE. SPV IS FOMRED. OFFICIAL REG CF RAISE BEGINS
Q1 2023
PHASE 2 - FIRST DOWN PAYMENT TO ACQUIRE & TRANSITION OF MANAGEMENT TO SOAKMONT & TRAINING FROM OWNERS
Q1-Q2 2023
STEP 3 - BEGIN RENOVATIONS & OPERATING LE GRAND BLEU


Key Investment Info
Pass-Through Income
The LLC that will be created to acquire the resort will offer pass through income and capital gains. Creating a perfect passive income vehicle.
Quarterly Dividends
Projected $9-12 first year annual dividend yield after renovations.
Year 5 $13-16 per year
Year 10 $16-19 per year
22% IRR
This is calculated using the $2,400,000 acquisition cost, and 10 years of projected dividends shown in the financial summary table
Investment Perks
Pledge and subscribe early for exlcusive perks, such as life time discounts, gift cards, free nights and more!
Secondary Market
Your private equity stock will have multiple avenues for exchanging after the 6-12 month SEC time restriction on trading
Fully Audited Financials
All financials will be fully audited yearly in the US for shareholders to review
Premium Occupancy Rate
Current occupancy rate is 76%.
Current Revenues
Last 7 months since re-openings after covid, the resort has generated $276,000.
Projected $404,000 for 12 months
Common Stock
This investments would offer Equity Common stock. Invest for your share of ownership!

Key Growth Plans

Increase Marketing

Invest capital and talent. Our team has individuals that own marketing agencies. Plans to expand number of booking sites and upgrade the current website.

Expansion of Amenities

SCUBA diving in one of the most pristine coral reefs, catamaran tours, fishing excursions, cooking and cocktail making classes.

Major Renovations to Upgrade whole Site

Plan to add 7 lodges to have 22 total (~50% increase) and upgrade the whole facility and kitchen

Experienced Leadership

Our team has a continuous improvement culture that will always be seeking new ways to improve the experience and improve margins.


SOAKMONT
Le Grand Bleu

EQUITY INFORMATION

EQUITY CAP TABLE - LE GRAND BLEU





Holder	Equity Cap Table - Le Grand Bleu	
Soakmont Group LLC	7%	Common Stock
Investors	93%	Common Stock

Here is the breakdown of the equity that would be available.

Soakmont Group LLC equity fee is 7%
(within normal range of the crowdfunding industry).

Investors are able to buy the remaining 93% of the ownership of Le Grand Bleu.

We feel 7% is reasonable due to the on-going management that is required. Also due to the upfront work that is required in finding properties, travel costs to the site, inspection, performing financial due diligence, up front expenses for the Test-The-Waters Campaign, up front expenses to launch a full Reg CF/D campaign with legal costs and preparation with third parties, and with risk of losing the entire sum if the crowdfund doesn't begin or fails to reach the minimum.



COMMON STOCK INFORMATION

$50 Per Share

Total Invested from Shares W/Perks	$ 1,775,000
Total number of Shares (w/Perks)	35,500
Total number of Shares (w/o Perks)	19,763
Bonus Shares	237
Total number of Outstanding Shares	55500
Total Market Capitalization of Outstanding Shares ($50 par value)	$ 2,775,000


SOAKMONT
Le Grand Bleu



Campaign Perks Details




SOAKMONT
Le Grand Bleu




SOAKMONT
Le Grand Bleu

EXCLUSIVE

CAMPAIGN INVESTOR PERKS

Tier Level	Number Available	Cost Investment for Perk Package	Campaign Investor Perks
1	30	$ 2,500.00	1 Soakmont/LGB T-Shirt/Hoodie, $150 Le Grand Bleu gift card Sign Owners Board, 2 Free Nights
2	25	$ 5,000.00	1 Soakmont/LGB T-Shirt/Hoodie, $250 Le Grand Bleu gift card Sign Owners Board, 3 Free Nights
3	20	$ 10,000.00	1 Soakmont/LGB T-Shirt/Hoodie, $500 Le Grand Bleu gift card Sign Owners Board at Resort, 5 Free Nights
4	15	$ 25,000.00	1 Soakmont/LGB T-Shirt/Hoodie, $750 Le Grand Bleu gift card Sign Owners Board, 5 Free Nights, 5% Life Time Discount
5	10	$ 50,000.00	1 Soakmont/LGB T-Shirt/Hoodie, $1,500 Le Grand Bleu gift card Sign Owners Board, 5 Free Nights, 10% Life Time Discount
6	5	$ 100,000.00	1 Soakmont/LGB T-Shirt/Hoodie, $3,000 Le Grand Bleu gift card Sign Owners Board, 7 Free Nights, 20% Life Time Discount Autographed Soakmont Plaque from YB & MJ

Free Nights - Investors Choice of Room, subject to availability at time of booking
Gift Cards are good for lodging, restaurant, and activities at Le Grand Bleu
Life Time Discounts - For lodging, restaurant and activities

SOAKVERSE
LOYALTY PERKS

Share Price	Soakverse Loyalty Level	Additional Bonus Package
$ 50.00	1	$100 value
$ 50.00	2	$150 value
$ 50.00	3	$200 value
$ 50.00	4	$300 value
$ 50.00	5	$500 value
$ 50.00	6	$600 value
$ 50.00	7	$800 value
$ 50.00	8	$1,000 value
$ 50.00	9	$1,500 value
$ 50.00	10	$2,000 value

If you are a Member of Soakverse, you can check your loyalty level on the Soakverse DAPP: https://app.soakverse.io/
Claim your package by joining the Soakverse discord and opening a ticket for claim support.
https://discord.gg/soakverse



BONUS SHARES

Bonus Shares	
Number Available	237
Value ($50 per share)	$ 11,850.00

1 bonus share will be given to the first 237 investors in this project!



SOAKMONT
Le Grand Bleu


LE GRAND BLEU
NOSY BE'S EXCLUSIVE ISLAND EXPERIENCE PHASE 1

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was incorporated on December 16, 2022, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Risks Associated with this Offering and the Units

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Units, which may make it difficult for you to sell your Units.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Units, the ability of holders of the Units to sell the same, or the prices at which holders may be able to sell such Units.

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

Colorado law provides for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated Units of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated Units of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Shareholders.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE OFFERING

9. What is the purpose of this offering?
To raise capital sufficient to close the transactions contemplated by the attached Share Purchase Agreement and to improve the real property which is the subject of said Agreement as set forth more fully within the Business Plan.

10. How does the issuer intend to use the proceeds of this offering?

INVESTMENT & USE OF FUNDS

Investment Cost / Use of Funds	
Site purchase and design	1,377,000
Technichal documents	4,000
Site preparation	2,000
Construction	432,000
Operation setup, promotion, training, wesbite update, and Grand opening	45,000
Cash reserve	109,800
Referal comission (2%)	40,000
Marketing	100,000
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	110,200
Currency Exchange Rate (USD to EUR)	180,000
TOTAL	2,400,000

Use of funds at minimum $100,000		
Site purchase and design	$	75,000.00
Technichal documents	$	-
Site preparation	$	5,000.00
Construction	$	-
Operation setup, training, promotion and Grand opening	$	15,000.00
Cash reserve	$	-
Referal comission (2%)	$	-
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	$	5,000.00
Project oversight fees (WW)	$	-
TOTAL	$	100,000.00

Financial Evaluation	
Total Investment cost:	2,400,000
Yearly revenues (Y4)	1,179,796
Yearly net profit (Y4)	20,973
EBITDA (Y4)	812,322
Net yield (Y4)	32%
EBITDA yield (Y4)	34%
ROI (EBITDA AVG)	3
Depreciation time (in years)	30

After the first $100,000 is raised, funds will begin to be withdrawn from the campaign to begin payments for the acquisition. First 100k(euro) is due by Feb 28 2023. Remaining 3 payments bi-annually will be paid according to purchase agreement (attached). Revenues from the resort begin to be under Soakmont control after the first payment is made. Those revenues will also support the payments as needed.

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.


SOAKMONT
Le Grand Bleu

Soakmont Group LLC is launching a crowdfunding campaign.
SEC Exemption: Regulation CF
Le Grand Bleu LLC, a Wyoming USA Corp, is being formed to be the owner and issuing company.

The company's target raise:
$2,400,000 USD for 55,500 common stock equity shares to equal 93% equity of Le Grand Bleu LLC available to investors.

	Price for Public	Minimum Investment
Per Share	$50	$500

Investing in our common stock involves significant risk. See full risks in our Private Placement Memorandum issued at offering launch (Reg CF exempt offering)

14. Do the securities offered have voting rights? ☐ Yes ☒ No
15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
Explain: See Operating Agreement
16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: ______________________________

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement

24. Describe the material terms of any indebtedness of the issuer:
None.

25. What other exempt offerings has the issuer conducted within the past three years? :

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The Company is a startup entity.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

LE GRAND BLEU, LLC

Unaudited Financial Statements For The Periods Ended February 28, 2023 & December 31, 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Le Grand Bleu, LLC
St. Louis Park, MN

We have reviewed the accompanying financial statements of Le Grand Bleu, LLC (a limited liability company), which comprise the balance sheet as of the interim period ending on February 28, 2023 and 2022, and the related statements of income, changes in members' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Le Grand Bleu, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
April 27, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LE GRAND BLEU, LLC
BALANCE SHEET
FEBRUARY 28, 2023 AND DECEMBER 31, 2022

	2023	2022
ASSETS		
CURRENT ASSETS		
Cash	$ 200	$ 200
TOTAL ASSETS	$ 200	$ 200
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	11,600	1,105
TOTAL LIABILITIES	11,600	1,105
MEMBERS' EQUITY		
Contributed Capital- Class A	200	200
Retained Deficit	(11,600)	(1,105)
TOTAL MEMBERS' EQUITY	(11,400)	(905)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 200	$ 200

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

LE GRAND BLEU, LLC
INCOME STATEMENT
FOR THE PERIODS ENDED FEBRUARY 28, 2023 & DECEMBER 31, 2022

	2023	2022
Operating Expense		
Legal & Professional	10,495	1,105
	10,495	1,105
Net Loss from Operations	(10,495)	(1,105)
Other Income (Expense)	-	-
Net Loss	$ (10,495)	$ (1,105)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

LE GRAND BLEU, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED FEBRUARY 28, 2023 & DECEMBER 31, 2022

	2023	2022
Cash Flows From Operating Activities		
Net Loss For The Period	$ (10,495)	$ (1,105)
Change in Accounts Payable	10,495	1,105
Net Cash Flows From Operating Activities	-	-
Cash Flows From Financing Activities		
Increase in Members' Contributions	-	200
Net Cash Flows From Financing Activities	-	200
Cash at Beginning of Period	200	-
Net Increase in Cash	-	200
Cash at End of Period	$ 200	$ 200

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

LE GRAND BLEU, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIODS ENDED FEBRUARY 28, 2023 & DECEMBER 31, 2022

	Contributed Capital Class-A		Retained Deficit	Total Members' Equity
Balance at December 16, 2022 (Inception)	-	$ -	$ -	$ -
Increase in Members' Contributions	55,500	200		200
Net Loss			(1,105)	(1,105)
Balance at December 31, 2022	55,500	$ 200	$ (1,105)	$ (905)
Net Loss			(10,495)	(10,495)
Balance at February 28, 2023	55,500	$ 200	$ (11,600)	$ (11,400)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Le Grand Bleu, LLC ("the Company") is a limited liability company organized under the State of Wyoming. The Company intends to acquire the full operations of Le Grand Bleu, a resort located in Madagascar.

As of February 28, 2023, the Company is wholly owned by Soakmont Group, LLC.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2023 of $10,495 and $1,105 in 2022.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 27, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Wyoming.

NOTE D- EQUITY

The Company currently has one class of equity outstanding.

Class A Units: Class A units shall be entitled to cast one vote for each Class A Unit that the Member owns.

As of February 28, 2023, the number of shares issued and outstanding by class was as follows:

Class A	55,500

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 27, 2023, the date that the financial statements were available to be issued.

On March 1, 2023, the Company commenced the procurement of the Le Grand Bleu resort by signing a purchase agreement. The Company will acquire, but is not limited to, property, domain name, trademarks, and all related intellectual property, booking systems, and company records. The Company has agreed to pay the seller a total purchase price of 1,150,000 euros excluding other settlement charges, adjustments, and transfer charges which will be paid in the following payment schedule:

100,000 euros must be paid no later than 30 days after the date of signing the agreement. As of early April 2023, the Company made payment to cover the obligation.

350,000 euros must be paid in six months after the execution date of the agreement; at the latest on September 1, 2023.

500,000 euros must be paid within twelve months after the execution date of the agreement; at the latest on March 1, 2024.

In conjunction with the property purchase agreement, the Company agreed to purchase and accept all issued and outstanding shared capital at a total purchase price of 200,000 euros which must be paid eighteen months after the execution date of the agreement; at the latest on September 1, 2024.

In the events that the Company fails to meet payment deadlines in accordance with the above schedules, interest shall accrue at the rate of 5% per annum until such amounts are paid to the Seller.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: ______________________________

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: ______________________________

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
   (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
   (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
   (C) engaging in savings association or credit union activities? ☐ Yes ☒ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: ______________________________

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: ______________________________

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: ____________________

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: ____________________

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: ____________________

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: ____________________

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL DOCUMENTS

1. **ARTICLES OF ORGANIZATION**

2. **OPERATING AGREEMENT**

3. **SHARE PURCHASE AGREEMENT**

4. **ASSET PURCHASE AGREEMENT**

5. **WHOIS DOMAIN NAME INFORMATION (ALSO ATTACHED AS ANNEX 1 TO ASSET PURCHASE AGREEMENT)**

6. **TEST THE WATERS PAGE**


Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Dec 16 2022 1:13PM
Original ID: 2022-001197024

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
Le Grand Bleu, LLC

II. The name and physical address of the registered agent of the limited liability company is:
Corporation Service Company
1821 Logan Ave
Cheyenne, WY 82001

III. The mailing address of the limited liability company is:
5600 Camerata Way, Unit 425
St. Louis Park, MN 55416

IV. The principal office address of the limited liability company is:
1650 West End Blvd Suite 100
St. Louis Park, MN 55416

V. The organizer of the limited liability company is:
Jeffrey C. O'Brien
100 Washington Avenue South STE 1700

Signature: *Jeffrey C. O'Brien* Date: **12/16/2022**

Print Name: **Jeffrey C. O'Brien**

Title: **Attorney**

Email: **jobrien@chestnutcambronne.com**

Daytime Phone #: **(612) 336-1298**


Wyoming
Secretary of State

- ☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.
- ☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).
- ☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.
- ☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.
- ☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.
- ☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*Jeffrey C. O'Brien*	Date:	**12/16/2022**
Print Name:	**Jeffrey C. O'Brien**		
Title:	**Attorney**		
Email:	**jobrien@chestnutcambronne.com**		
Daytime Phone #:	**(612) 336-1298**		


Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Corporation Service Company, whose registered office is located at **1821 Logan Ave, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Le Grand Bleu, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Jeffrey C. O'Brien* Date: **12/16/2022**

Print Name: **Jeffrey C. O'Brien**

Title: **Attorney**

Email: **jobrien@chestnutcambronne.com**

Daytime Phone #: **(612) 336-1298**

STATE OF WYOMING
Office of the Secretary of State

I, KARL ALLRED, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Le Grand Bleu, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **16th** day of **December**, **2022** at **1:13 PM.**

Remainder intentionally left blank.


GREAT SEAL OF THE STATE OF WYOMING
EQUAL RIGHTS

Filed Date: 12/16/2022

Secretary of State

Filed Online By:

Jeffrey C. O'Brien

on 12/16/2022

criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

5.9 **RECORDS.** The Managers shall cause the Company to keep at its principal place of business the following:

(a) a current list in alphabetical order of the full name and the last known street address of each Member;
(b) a copy of the Certificate of Formation and the Company Operating Agreement and all amendments;
(c) copies of the Company's federal, state and local income tax
returns and reports, if any, for the three most recent years;
(d) copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE 6
Compensation

6.1 **MANAGEMENT FEE.** Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

6.2 **REIMBURSEMENT.** The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE 7
Bookkeeping

7.1 **BOOKS.** The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select. The company's accounting period shall be the calendar year.

7.2 **MEMBER'S ACCOUNTS.** The Managers shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) any additional capital contribution made by him/her;
(b) credit balances transferred from his distribution account to his capital account;
and decreased by:
(a) distributions to him/her in reduction of Company capital;
(b) the Member's share of Company losses if charged to his/her capital account.

6.3 **REPORTS.** The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE 8
AMENDMENTS

No change, modification or amendment of this Agreement shall be valid or binding unless such change, modification or amendment is contained in a writing signed by Members owning more than 51% of the Membership Units; provided, however, in no event may this Agreement be amended to provide for less than unanimous consent to avoid dissolution; and provided, however, in no event may any such modification or amendment more adversely affect any rights of any Member(s) holding only Financial Rights than Member(s) holding some Governance Rights without the consent of the Member(s) holding only Financial Rights.

ARTICLE 9
MISCELLANEOUS

9.1 **GOVERNING LAW.** Notwithstanding the fact that the Company may conduct business in states other than Wyoming, and notwithstanding the fact that some or all of the Members may be residents of states other than Wyoming, this Agreement and the rights of the parties hereunder will be governed by, interpreted and enforced in accordance with the laws of the State of Wyoming.

9.2 **ARTICLES OF ORGANIZATION.** The Articles of Organization of the Company are incorporated by reference and hereby made a part of this Agreement. In the event of any conflict between the Articles of Organization and this Agreement, the provisions of this Agreement shall govern to the extent not contrary to law.

9.3 **BINDING EFFECT.** This Agreement will be binding upon and inure to the benefit of the Members, and their respective heirs, executors, administrators, personal representatives, successors and assigns.

9.4 **SEVERABILITY.** If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

9.5 **COUNTERPARTS.** This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged.

9.6 **ADDITIONAL DOCUMENTS AND ACTS.** Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

9.7 **NO THIRD PARTY BENEFICIARY.** This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other person will have any rights, interest or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third party beneficiary or otherwise.

9.8 **NOTICES.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given when received by the Company. Notices to Members will be deemed given when (i) delivered personally to a Member, (ii) delivered via telegraph or facsimile to a location or number designated by a Member, or (iii) deposited in the United States mail, postage prepaid and addressed to a Member at the address specified in the Company's records. Any Member or the Company may, at any time by giving five (5) days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

9.9 **OTHER BUSINESS VENTURES.** Any Member may engage in or possess an interest in other business ventures of every nature and description, independently or with others, whether such ventures are competitive with the Company or otherwise; and neither the Company nor the Members shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom and no Member shall have the obligation to bring any business opportunity to the Company or to any other Member.

9.10 **HEADINGS AND TITLES.** Article headings and titles are for descriptive purposes and convenience of reference only and shall not control or alter the meaning of this Agreement as set forth in the text.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written, or with respect to Members acquiring Membership Unit after the date of this Agreement, on the date opposite the Member's signature.

Signed and Agreed this 16th day of December, 2022.

Soakmont Group, LLC

DocuSigned by:
Yann Beaudoin
97EFE267B87F46C...

By: Yann Beaudoin
Its: President

EXHIBIT 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR LE GRAND BLEU, LLC

LISTING OF MANAGERS

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

DocuSigned by:
Yann Beaudoin
97EFE267B87F46C...
Chief Executive Manager

Yann Beaudoin
Printed Name:

Address Line 1

Address Line 2

DocuSigned by:
Michael A. Johnson
Chief Financial Manager

Michael A. Johnson
Printed Name:

Address Line 1

Address Line 2

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this 16th day of December, 2022.

Soakmont Group, LLC

DocuSigned by:
Yann Beaudoin
By: Yann Beaudoin
97EFE267B87F46C...
Its: President

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR LE GRAND BLEU, LLC

LISTING OF MEMBERS

As of the 16th day of December, 2022 the following is a list of Members of the Company:

NAME:	ADDRESS:
Soakmont Group, LLC	1650 West End Blvd Suite 100, St Louis Park, MN 55416

Authorized by Member(s) to provide Member Listing as of this 16th day of December, 2022

Soakmont Group, LLC

DocuSigned by:
Yann Beaudoin
97EFE267B87F46C...

By: Yann Beaudoin
Its: President

EXHIBIT 3

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR LE GRAND BLEU, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 3, the Members' initial contribution to the Company capital is stated to be $200.00
The description and each individual portion of this initial contribution is as follows:

Soakmont Group, LLC $200

SIGNED AND AGREED this 16th day of December, 2022.

Soakmont Group, LLC

DocuSigned by:
Yann Beaudoin
97EFE287B87F46C...
By: Yann Beaudoin
Its: President

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT ("Agreement") is made and effective as of this day: 1[is] March 2023, the "Effective Date":

In between :

LE GRAND BLEU, LLC,
Wyoming Limited Liability Company is registered under number *** and at the following address, 3150 West End Blvd. St. Louis Park, MN 55416

Represented by Mr. **Yann BEAUDOIN,** CEO of Soakmont Group,

Hereinafter referred to as "the Buyer",

And :

Ms. Celine DUGUY,
Born on 06/06/1965 in Nantes of French nationality, holder of passport n° 17AD22742 issued on 01/20/2017 in Nantes residing BP 407 Andilana - Nosy Be 207 - Madagascar.

Hereinafter referred to as, "the Seller",

In the presence of :

Mr. Etienne ANSLOT, a Real estate broker whose offices are located at Center Commercial Le Mall - Hell-Ville - Nosy Be.

"L'Agent"

ARTICLE 1: PURCHASE AND SALE OF SHARES

1.1 Purchase and sale of shares

On and subject to the terms and conditions of this Agreement, upon Closing (as defined below), Seller will sell, transfer and assign to Buyer, and Buyer will purchase and accept from Seller, all securities issued and outstanding share capital of SARL CAHIFA LE GRAND BLEU, free, of all rights, privileges, securities, pledges, restrictions, charges, shares, claims, encumbrances, voting agreements, voting trusts, proxies and rights of any nature, nature or description.



1.2 Transfer of shares.

At the time of the Closing, the transfer of the Shares under this Contract will be carried out by the delivery of an assignment of the shares of SARL CAHIFA LE GRAND BLEU signed by the 2 parties and validated by the tax authorities of Nosy Be (See example Annex 2). The Seller will also submit to the Buyer the appointment of the new manager and new partners is carried out by an ordinary General Meeting signed by the 2 parties with as many signatures as partners and validated by the tax authorities (See example in Appendix 3).

Seller agrees to duly execute, acknowledge and deliver, without further consideration, all of its other documents, and to take all other steps in accordance with this Agreement, as shall be necessary to effect the transfer of Shares as contemplated. hereby free from all liens, securities, pledges, restrictions, encumbrances, actions, claims, encumbrances, voting agreements, voting trusts, proxies and rights of any kind, nature or description, subject only to the security agreement provided herein.

1.3 Purchase price and payment

The Buyer shall pay the Seller, in return for 100% of the social shares of Sarl CAHIFA LE GRAND BLEU, a total of Two Hundred Thousand Euros (€200,000) (the "**Purchase price**"). The purchase price will be paid no later than this date, i.e. eighteen (18) months after the date of execution of this agreement. The distribution between Mrs. Céline DUGUY and the commissions of the real estate broker Mr. Etienne ANSLOT is indicated below.

1.4 Payment to Madame Céline DUGUY

The total amount of the sale, less the commissions of the real estate broker, is €192,600. This amount will be paid in full by the Buyer to the Seller's account no later than 09/01/2024 (before September 1, 2024)

1.5 Payment of the commissions of the real estate broker Mr. Etienne ANSLOT.

The total amount of commissions for the sale is: €7,400. This amount will be paid in full by the Buyer on behalf of the Seller no later than: 09/01/2024 (before September 1, 2024)

1.6 Default of payment. In the event that Buyer fails to meet payment deadlines in accordance with the above schedule, interest shall accrue at the rate of 5% per annum until such amounts are paid to Seller.

In the event of a delay in payment of more than 3 months on the agreed schedule, for any reason whatsoever, the Seller reserves the right to note the pure and simple termination of this agreement and not to transfer its shares.

ARTICLE 2: THE CLOSURE

VB O.D

2.1 **Closing Date.** The closing of the transactions contemplated by this agreement (the "Closing") will be held (18) months after the date of execution of this Agreement or upon payment in full of the purchase price (including interest, if any).

2.2 **Seller deliverables.** At Closing, Seller will perform, as necessary or appropriate, and deliver to Buyer each and all of the following:

(a) The certificates for the transfer of shares (transfer of shares) representing the Shares, duly endorsed in blank or accompanied by powers of action duly signed,

(b) the appointment of the new manager and new partners is carried out by an ordinary General Meeting signed by the 2 parties with as many signatures as partners and validated by the tax authorities (See example in Appendix 3)

(c) The resignations of each of all officers and directors of the Company in a form and substance acceptable to the Buyer;

(d) All stock exchange records, minute books and corporate seals, if any, of the Company;

(It is) All Company files, books, records and correspondence in Seller's possession;

(f) Any other documents, opinions and certificates that may be required under this Agreement or reasonably requested by Buyer.

(g) All consents, waivers, assignments and authorizations of any kind or nature, whether by a governmental agency or otherwise, that may reasonably be required to effectively sell, assign and transfer the Assets to Buyer.

2.3 **Buyer Deliverables.** On the terms and subject to the conditions contained in this Agreement, Buyer shall make or cause to be made the following deliveries to Seller at Closing:

(a) Final payment of the Purchase Price in accordance with Section 1.3 of this Agreement;

(b) A copy certified by Buyer's Secretary of the duly passed resolutions of Buyer's Board of Directors approving this Agreement and authorizing the execution and delivery of this Agreement, including documents, instruments and agreements to be executed and/or to be delivered by Buyer pursuant hereto, and the consummation of the transactions contemplated herein and so;

(c) Any other documents, opinions and certificates that may be required under this Agreement or reasonably requested by Seller.

ARTICLE 3: ASSURANCE OF LIABILITIES

The seller must transfer the Shares to the buyer on the closing date free and clear of all charges or debts due to the shareholder by the company and the buyer shall not, by virtue of his purchase of the Shares, assume

VB C.D.

or become liable for any liability of the seller. The seller must provide the necessary evidence that the debts due to the shareholder or charges have been paid in full before the share transfer.

ARTICLE 4: TAKING CHARGE OF THE ACTIONS

4.1 **Transfer of shares.** The Shares sold remain the property of the seller until full payment of the full price agreed in Article 1.3. However, the Seller agrees to share the management of the Company with the Buyer no later than 10 calendar days after the payment of the first payment indicated in the payment schedule of the Asset Transfer Agreement. Mrs. Céline DUGUY declines all responsibility during the period of management of the Company and thus entrusted to the Buyer. Where applicable, Ms. DUGUY will share her management powers with the natural or legal persons designated by the Buyer. During the handover, the seller gives the Company Wild Investments.inc (Wild World) and the company Grand Bleu LLC:

a) All stock exchange registers, minute books and corporate seals of the company,
a) All files, books, records and correspondence of the company in the possession of the Seller, necessary for the operation of the company,
b) All the links of the different websites with their identifiers and passwords. Passwords must remain unchanged during the 18-month period, until the final sale of the business.
c) All necessary documents for the proper functioning of the company.
d) All other documents, opinions and certificates which may be required under this contract or reasonably requested by the Buyer.

4.2 **Transfer of management of the company.** The transition of management training to the Buyer and the natural or legal persons designated by the Buyer (Wild Investments. inc) to assume the proper management of the establishment will begin no later than 10 calendar days after the payment of the first payment indicated in the payment schedule of the Asset Transfer Agreement. From this date, all operational income of Le Grand Bleu LLC will be authorized and under the control of the Buyer and Wild Investments. inc.

Within this period of 10 days, the Buyer and the natural or legal persons designated by the Buyer to assume the good management of the establishment take the accounting responsibility of the establishment: both income and expenditure. Banking transitions may take a little longer, in good understanding, between the parties. A statement of revenue and expenditure will be made between the local representatives of Wild Investment.inc and Ms. Duguy for a probationary period of 3 months.

4.3 **Responsibilities during the management period.** Madame Céline DUGUY declines all responsibility during the period of management of the hotel entrusted to the Buyer and its associated operator (wild Investment.inc). Wild Investments. inc will be responsible for the management of the establishment. If necessary, Ms. DUGUY will give her powers to the Wild Investments.inc team.



4.4 **Assurance.** The Seller/Owner shall maintain all existing insurance coverage up to Closing and beyond Closing in the event that a post-closing move and cessation of business activities is in effect until such time, whether a final visit is made and both parties agree that the property has been officially vacated and handed over. to the new owner. Seller will provide Buyer with all insurance policies for the Property that Buyer will have in force at Buyer's or Buyer's lender's option on the Closing Date.

4.5 **Transfer of ownership.** Buyer agrees not to transfer, sell, assign, use as security, or otherwise alter or change Buyer's interest in the Property.

4.6 **Change of ownership.** Buyer shall not undertake any alterations to the property in excess of ten thousand dollars(50 000,00 $) or capable of altering the value of the property without the written consent of the seller.

ARTICLE 5: REPRESENTATIONS AND WARRANTIES OF THE SELLER

In order to induce Buyer to enter into this Agreement and to consummate the transactions contemplated herein, intending that Buyer shall rely on it to enter into and perform this Agreement, Seller warrants and represents to purchaser that each and all of the following are true and correct as of the date of this Agreement:

5.1 **Constitution in due form.** The seller is a legal person with full capacity.

5.2 **Due Authorization.** The execution, delivery and performance of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and the documents, instruments and agreements to be executed and/or delivered by Seller are valid and legally binding, and this Agreement and the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement are or will be upon such execution and delivery enforceable against Seller in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws presently or hereafter in effect affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), including, among others, limitations on the availability of equitable remedies.

5.3 **No violation.** The seller has full power and authority to sell, assign, transfer, transport and deliver to Buyer the Shares for sale hereunder and to otherwise perform its respective obligations under this Agreement and the documents, instruments and agreements to be executed and/or delivered by the Seller.

5.4 **Delete title.** On the Closing Date, Seller shall convey to Buyer, free and clear, all encumbrances of whatever nature, nature or description, good, valid and negotiable title, or valid tenant interest.

5.5 **Full disclosure.** No representations or warranties made by Seller in this Agreement, including any documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, and no statement, certificate or other document or instrument furnished or to be furnished. by or on behalf of Seller pursuant to this Agreement or in connection with the making of the transactions contemplated herein, contains or will contain any misrepresentation of a material fact or



O.D.

omits or will omit, to state any material fact necessary to make the representations contained herein and herein not misleading or any fact necessary to provide Buyer with correct and adequate information regarding the Assets.

5.6 **In accordance with the laws.** To the seller's knowledge, the Shares and the seller are in full compliance with all license requirements and all applicable laws. The Seller has received (a) no notice and has no reason to foresee that the existing circumstances are likely to result in a material breach of applicable law relating to the Shares.

ARTICLE 6: BUYER'S REPRESENTATIONS AND WARRANTIES

6.1 **Constitution in due form.** Buyer is a duly incorporated corporation validly existing and in good standing under the laws of the State of Minnesota.

6.2 **Authorization due.** The execution, delivery and performance of this Agreement, including any documents, instruments and agreements to be executed and/or delivered by Buyer hereunder, and the consummation of the transactions contemplated herein and have thus been duly and validly authorized by all the necessary authorities. social action on the part of the Buyer. This Agreement and the documents, instruments and agreements to be executed and/or delivered by Buyer are valid and legally binding, and this Agreement and the documents, instruments and agreements to be executed and/or delivered by Buyer under this Agreement are or will be, upon such execution and delivery, enforceable against Buyer in accordance with their respective terms, except as such execution may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws now or hereafter in force affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a judicial proceeding or in equity), including, among other things, limitations on the availability of equitable remedies.

6.3 **No violation.** The Buyer has full power and authority, corporate and otherwise, to purchase the Shares from the Seller and to otherwise perform its respective obligations under this Agreement and the documents, instruments and agreements to be executed and/or delivered by the Buyer hereunder. hereof. The execution and delivery of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder, and the consummation of the transactions contemplated herein shall not violate any provision of the Articles. organization or operation. Buyer's Agreement (or comparable governing documents or instruments).

ARTICLE 7: CONDITIONS OF THE OBLIGATION TO CLOSURE

7.1 **Buyer's Terms of Obligation.** Buyer's obligation to complete the transactions related to the Closing of this Agreement is subject to satisfaction of the following conditions:

(a) Upon reasonable notice to Seller commencing on the date of this Agreement, Buyer shall have the right to make all such investigations, tests, examinations, evaluations and inspections of the Property as Buyer deems necessary or advisable.



(b) Buyer's obligations as set forth in this Agreement are dependent upon inspection of the Property by Buyer or a representative of Buyer. Buyer shall have the right to inspect the Property prior to the Contingency Date. The choice and appointment of the inspector will be at the sole discretion of the Buyer who will also bear the costs alone. The time and date of inspection shall be at Buyer's option but shall be at reasonable time and notice. In the event that, at the end of the inspection, the Buyer is not satisfied with the condition of the Property, the Buyer must inform the Seller of the unsatisfactory conditions and request the Seller to remedy them. The seller shall have a reasonable time after receipt of this notice to remedy the situation or, alternatively, to agree to issue a credit to the buyer against the purchase price for the total amount of the costs of the repairs deemed necessary by inspection. In the event that Seller refuses to permit access to the Property to permit inspection or fails to remedy the unsatisfactory conditions set forth in the Notice, Buyer may, at Buyer's sole discretion, accept property as is and proceed with the purchase under this Agreement, or terminate this Agreement and recover all funds previously paid to Seller under this Agreement and all other costs incurred by Buyer in connection with this CONTRACT.

(c) The representations and warranties set forth in Section 5 above shall be true, correct and complete in all material respects on and after the Closing Date.

(d) Seller shall have performed and complied with all of Seller's covenants hereunder in all material respects through Closing;

(e) The Company must have obtained all third-party permissions, approvals and consents referred to in this Agreement;

(f) No action, suit or proceeding shall be pending or threatened in any court or quasi-judicial or administrative body of any federal, state, local or foreign jurisdiction or before any arbitrator in which any injunction, judgment, order, decree, decision or encumbrance (i) would prevent the completion of any of the transactions contemplated by this Agreement; (ii) cause any of the transactions contemplated by this Agreement to be cancelled after its completion; (iii) adversely affect after consummation the Buyer's right to hold the Shares and control the Company; or (iv) materially and adversely affect the Company's right to own its assets and operate its business (and no injunction, judgment, order, decree, decision or charge shall be effective);

(g) Seller shall have delivered to Buyer the resignations of all directors and officers of the Company, all to be effective upon Closing;

(h) Seller shall deliver to Buyer all stock registers, minute books and corporate seals, if any, of the Company; And

(i) Seller shall have executed and delivered such other instruments and agreements reasonably requested by Buyer.

Buyer may waive any condition specified in this Section 8.1 if Buyer executes in writing declaring it at or before Closing.



7.2 **Seller's Terms of Obligation.** Seller's obligation to consummate the transactions to be effected by it under the Closing is subject to satisfaction of the following conditions:

(a) The representations and warranties set forth in Section 6 above shall be true, correct and complete in all material respects as of the Closing Date (and any representations or warranties qualified as to materiality in Section 6 shall be deemed to be without this qualification for the purposes of the above);

(b) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through Closing;

(c) No action, suit or proceeding shall be pending in any court or quasi-judicial or administrative body of any federal, state, local or foreign jurisdiction or before any arbitrator in which any injunction, judgment, order, decree, an adverse ruling or charge (i) would prevent the completion of any of the transactions contemplated by this Agreement; (ii) cause any of the transactions contemplated by this Agreement to be cancelled after its completion, or (iii) adversely affect subsequent to the consummation of Seller's right to hold Buyer's Shares, and no injunction, judgment, order, decree, decision or charge shall be effective);

(d) All certificates, notices, instruments and other documents required to effect the transactions contemplated herein shall be reasonably satisfactory in form and substance to counsel for Seller; And

(e) Buyer shall have executed and delivered such other instruments and agreements as Seller may reasonably request.

Seller may waive any condition specified in this Section 8.2 if Seller executes a writing declaring so at or before Closing.

7.3 **Subject to the closing of the Asset Purchase.** Simultaneously with the execution of this Agreement, the Buyer enters into a purchase agreement with Céline Duguy ("Asset Seller"), for the purchase and sale of the domain name, trademark, access online, reservation systems and any online presence related to the operation of Le Grand Bleu resort. Both Seller's and Buyer's obligations to complete the purchase described in this Agreement are contingent upon the successful completion of the Seller's real estate sale of the Assets to Buyer, and the closing of both transactions must occur simultaneously.

ARTICLE 8: OBLIGATIONS AFTER THE CLOSING DATE

Seller agrees that at any time after the Closing Date, at Buyer's reasonable request, Seller will do or cause to be done all such other acts and things and will perform, acknowledge and deliver, or cause to be signed, acknowledged and delivered to Buyer all such papers, documents, instruments, agreements, deeds, assignments, transfers, insurance and conveyances as may be necessary or desirable to invest, perfect and confirm Buyer's registration or to execute and give effect the terms and intent of this Agreement.

ARTICLE 9: TERMINATION

VB

C.D.

9.1 **Termination Rights.** This Agreement may be terminated at any time prior to Closing by mutual consent of Seller and Buyer. Buyer has the additional right to terminate this Agreement at any time through the sixth (6[th is]) months after the effective date if the actual income from the operation of the property is significantly lower than that declared. If six (6) months after the signing of this Contract, Le Grand Bleu station generates less than 20,000 euros in gross monthly income per month, the Buyer may terminate this Contract. In the event of a delay in payment of more than 3 months on the agreed schedule, for any reason whatsoever, the Seller reserves the right to note the pure and simple termination of this agreement and to regain possession of its assets.

9.2 **Effect of Termination.** Upon termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and have no further force or effect (except for this Section 8.2) and the transactions contemplated herein shall be discontinued without further action. Parties. Except as otherwise provided herein, such termination shall not, however, relieve any party of any liability for breach of any covenant or obligation under this Agreement.

9.3 **Effect on Payments.** In the event of termination of this contract, all payments made, as well as any work, will be automatically lost by the Buyer to the benefit of the Seller.

ARTICLE 10: INDEMNITY

1.1 **Indemnification by the seller.** Seller covenants and agrees to indemnify all losses, costs, expenses and damages arising from the following:

(b) The breach or falsehood of any representation or warranty made by Seller in this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Seller hereunder and hereunder ("False declarations of the seller"); provided, however, that Buyer has suffered cumulative losses of at least ten thousand dollars ($10,000) (the "Threshold amount").

(c) The breach of any covenant or agreement entered into by Seller in this Agreement, including documents, instruments and agreements to be executed and/or delivered by Seller.

1.2 **Indemnification by the buyer.** Buyer covenants and agrees to indemnify all losses, costs, expenses and damages arising from the following:

(b) The breach or falsehood of any representation or warranty made by Buyer in this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder and hereunder.

(c) The breach of any covenant or agreement made by Buyer in this Agreement, including documents, instruments and agreements to be executed and/or delivered by Buyer.

(d) Buyer's failure to pay or perform any Liability it has agreed to assume pursuant to Section 1 hereof.



ARTICLE 11: OBLIGATIONS AFTER THE CLOSING DATE

Seller agrees that at any time after the Closing Date, at Buyer's reasonable request, Seller will do or cause to be done all such other acts and things and will perform, acknowledge and deliver, or cause to be signed, acknowledged and delivered to Buyer all such papers, documents, instruments, agreements, deeds, assignments, transfers, insurance and conveyances as may be necessary or desirable to invest, perfect and confirm Buyer's registration or to execute and give effect the terms and intent of this Agreement.

ARTICLE 12: GENERAL PROVISIONS

12.1 **Press releases and public announcements.** Neither Party shall issue any press release or make any public announcement in Malagasy territory regarding the subject matter of this Agreement prior to Closing without the prior written approval of Buyer and Seller.

12.2 **Succession and assignment.** This Agreement is binding on and inures to the benefit of the parties named herein and their respective heirs, legal representatives, successors and permitted assigns. Neither party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of Buyer and Seller.

12.3 **Notice.** To facilitate optimal communication during the course of the contract, the parties recognize the validity of all means of written communication, including by email.

12.4 **Applicable law.** This Agreement shall be governed by and construed in accordance with the national laws of the State of Madagascar without giving effect to any choice or conflict of law provision or rule (whether of the State of Madagascar or any other jurisdiction) which would result in the application of the laws of any jurisdiction other than the state of Madagascar.

12.5 **Costs.** Except as provided below in this Section, each party hereto shall pay its own fees and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated by the present, including, but not limited to, the fees and disbursements of their attorneys and accountants. All costs resulting from the execution of this will be borne by the Buyer. All costs, rights, and fees including transfer costs resulting from these presents as well as all those which will follow will remain the responsibility of the Buyer.

12.6 **Arbitrage.**

In the event of a dispute of any kind whatsoever relating to the execution and/or interpretation of these presents and its consequences, the parties will consult each other in the context of the search for an amicable solution.

In the event of failure, all disputes to which this agreement may give rise, both for its validity and for its interpretation, execution or termination, will be submitted to the conciliation and arbitration procedure of the Law of the State of Minnesota (USA).

Each party will appoint its arbitrator. The arbitrators thus appointed will in turn choose, in the event of a tie, a third arbitrator.



The arbitrators will rule as amicable composers within a time limit set by the parties. Failing this, they must comply with the legal period of 6 months from either the day on which the arbitrators have been appointed or the day on which the appointment order was issued by the President of the court. At the end of this period, they will take care to inform each of the parties of their award or their declaration of partition if they have not been able to reach an agreement. And this, by registered letters with acknowledgments of receipt sent to the respective addresses of the parties.

The arbitrators will not be compelled to follow the procedure the deadlines and the forms required before the courts. They may by mutual agreement appoint one of them to set a measure of inquiry or appoint an expert who will provide them with his opinion on the technical issues of the dispute.

The arbitrators will render their award as a last resort. This will not be subject to appeal.

The procedural costs and the fees of the arbitrators will be advanced by the parties in equal shares. It will be up to the arbitrators, from their award, to decide in what proportion each of the parties will be required to bear these costs.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the first date listed above.

SELLER:	**BUYER:** **LE GRAND VLEU, LLC**
C. Duguy.	2023/03/01 YB
Celine Duguy	By: Yann Beaudoin Sound: President



C.D.

Annex 1

Officers and Directors of the Company

SELLER: Manager of SARL CAHIFA – LE GRAND BLEU
Mrs DUGUY Celine, Marie, born on 06/06/1965 in Nantes (France)
Daughter of DUGUY Robert and GRIGNON DUMOULIN Odile,
Holder of passport No. 17AD22742 issued on 20/01/2017 in Nantes (France), of French nationality, enjoyment of his legal capacity, residing at: LE GRAND BLEU, Antanamitarana-Andilana BP 407 – Hell Ville 207 NOSY BE - Madagascar


REPUBLIQUE FRANCAISE
DUGUY
Céline, Marie
Française F 1,60 m MARRON
06 06 1965 NANTES
20 01 2017
19 01 2027
P<FRADUGUY<<CELINE<MARIE<<<<<<<<<<<<<<<<<<<<
17AD227420FRA6506065F2701194<<<<<<<<<<<<<<08

BUYER: Mr BEAUDOIN Yann
To be completed please for the documents of transfer of shares, articles of association, etc.
Copy of CNI United States or passport





Annex 2

Example of Transfer of shares signed by both parties
and validated by the Tax Administration Department of Nosy Be

CESSION DES PARTS SOCIALES Sté CAHIFA SARL « LE GRAND BLEU » N°1

Entre

- Madame DUGUY ép. BERENGER Anne, Marie, née le 17.08.1962 à Nantes (France), fille de DUGUY Robert et de GRIGNON DUMOULIN Odile, titulaire du passeport N° [illegible] délivré le 16.10.20[illegible] à Avignon, Préfecture du Vaucluse (France), de nationalité française, jouissance sa capacité juridique, demeurant à [illegible] Impasse des Bruyères - 84850 Camaret-sur-Aigues - France

ci-après dénommée « la cédante »

D'une part

Et

- Madame DUGUY Céline, Marie, née le [illegible] à Nantes (France), fille de DUGUY Robert et de GRIGNON DUMOULIN Odile, titulaire du passeport N° 17AD22742 délivré le 20.01.2017 à Nantes (France), de nationalité française, jouissance sa capacité juridique, demeurant à Le Grand Bleu [illegible] – Andilana – BP 407 – Hell Ville 207 Nosy Be - Madagascar

DE = 10 000 Ar ci-après dénommée « la cessionnaire »

D'autre part,

A procédé de la manière suivante aux cessions des parts ci-après désignées puis à la modification des statuts de la société CAHIFA SARL.

ARTICLE 1 - CESSION DE PARTS

- Madame DUGUY ép. BERENGER Anne Marie cède à Madame DUGUY Céline Marie 10 parts

TOTAL 10 parts

Il sera subrogé dans tous les droits et obligations attachés aux parts cédées.
Prix : la présente cession est consentie et acceptée pour la somme de [illegible] Ar.
Cette somme sera payée au moment de l'enregistrement [illegible]

ARTICLE 2 - ENTRÉE EN VIGUEUR

La présente convention prendra effet à la date du paiement du prix qui sera concomitant à l'enregistrement.
Les parties déclarent que leurs engagements sont fermes et définitifs.

ARTICLE 3 - [illegible]

Toute contestation [illegible] pouvant s'élever entre les parties relatives à l'interprétation et / ou à l'exécution de la présente convention sera soumise aux tribunaux compétents du lieu du siège social.

Fait à Nosy Be, le 20 Avril 2022

DUGUY Céline, Marie — DUGUY ép. BERENGER Anne, Marie

SPECIMEN



Appendix 3

Copy of the minutes of the General Assembly of the company Cahifa Le Grand Bleu

Sté CAHIFA « Le Grand Bleu »
Société à Responsabilité Limitée
Au capital de 10.000.000 Ar
Siège Social : Ambanamitarana Andilana NOSY BE
PROCES VERBAL
ASSEMBLEE GENERAL ORDINAIRE
Du 20 Avril 2022

L'an deux mille vingt-deux, le vingt avril à 9 heures.
Au siège social de la société
Les associés de la société CAHIFA « LE GRAND BLEU », société à responsabilité limitée au capital de 10 000 000 Ariary, se sont réunis en Assemblée Générale Ordinaire sur convocation de la gérance

Sont présents
Madame DUGUY Céline Marie — 90 parts
Madame DUGUY ép. BERENGER Anne Marie — 10 parts
— 100 parts

Seuls associés de la Société et représentant en tant que telle la totalité des parts sociales émises par la société
L'Assemblée est présidée par *Madame DUGUY Céline Marie*, gérante
La Présidente déclare alors que l'assemblée est valablement constituée, pour valablement délibérer et prendre des décisions à la majorité requise des trois quarts des parts sociales au moins
Puis elle rappelle que l'Assemblée est appelée à délibérer sur l'ordre du jour suivant :

<u>**ORDRE DU JOUR**</u>

Cession de parts

<u>**RESOLUTION**</u>

Entre
- Madame DUGUY ép. BERENGER *Anne Marie*, ci-après dénommée « la cédante » d'une part,

Et
- Madame DUGUY *Céline Marie*, ci-après dénommée « la cessionnaire » d'autre part,

A procédé de la manière suivante à la cession de la totalité des [illegible] DUGUY ép. BERENGER Anne Marie au profit de Madame DUGUY Céline Marie
La présente convention prend effet le 20 Avril 2022 [illegible]

Madame DUGUY Céline Marie — 100 parts

Cette cession de parts [illegible] CAHIFA Sarl.

Cette résolution [illegible] est adoptée à l'unanimité.

L'ordre du jour étant épuisé et personne ne demandant plus la parole, Mr le Président, déclare la séance levée

De tout ce qui précède, il a été dressé le présent procès-verbal qui a été signé par les associées après lecture

DUGUY Céline Marie — **DUGUY ép. BERENGER Anne Marie**

Appendix 4
Copy of the second page of
Statutes of SARL CAHIFA LE GRAND BLEU updated

2

Sté CAHIFA « Le Grand Bleu »

Société à Responsabilité Limitée
Au capital de 10.000.000 Ar
Siège Social : Antanamitarana Andilana NOSY BE

* * * * * * * * * * * * * * * *

Entre la soussignée

- *Madame* [illegible] *Céline, Marie*, née le 06/06/1965 à Nantes (France), fille de DUGUY Robert et de GRIGNON DUMOULIN Odile, titulaire du passeport N° 17AD22742 délivré le 20/01/2017 à Nantes (France), de nationalité française, possédant sa capacité juridique, demeurant à « Le Grand Bleu » Antanamitarana – Andilana – BP 497 – Hell Ville 207 Nosy Be – Madagascar

A établi ainsi qu'il suit les statuts d'une société à responsabilité limitée devant exister entre eux

ARTICLE PREMIER

FORME

Il est formé entre la soussignée, une société à responsabilité limitée qui sera régie par la loi 2003-036 du 30 Janvier 2004 et par les présents statuts

ARTICLE DEUX

OBJET

Cette société a pour objet :

- L'exploitation d'un hôtel comprenant l'hébergement et la restauration ;
- L'animation et l'organisation de toutes excursions terrestres ou en mer, comprenant les transports, visites et [illegible] des lieux ;
- La location aux touristes ou autres personnes physiques ou morales de tout matériel d'excursion, de navigation ou de sport nautique ;
- La réparation, l'entretien et le gardiennage de tout matériel lié à l'activité hôtelière et parahôtelière, pour le compte de la société ou de tierces personnes.

Enfin, plus généralement, toutes opérations commerciales, financières, mobilières et immobilières se rattachant directement ou indirectement à l'objet ci-dessous, et susceptible d'en faciliter l'extension ou le développement

ARTICLE TROIS

RAISON SOCIALE

La société a pour dénomination « *CAHIFA* » et son enseigne commerciale en sera « **Le Grand Bleu** »

Cette dénomination devra figurer dans tous les actes, factures et autres documents quelconques émanant de la société, précédée ou suivie de la mention en toute lettre « Société à Responsabilité Limitée » et de l'énonciation du capital investi





Appendix 5

Copy of appointment of new manager of the
SARL CAHIFA THE BIG BLUE

Sté CAHIFA « Le Grand Bleu »
Société à Responsabilité Limitée
Au capital de 10.000.000 Ar
Siège Social : Antanamitarana Andilana NOSY BE
PROCES VERBAL
ASSEMBLEE GENERAL ORDINAIRE
Du 20 Avril 2022

L'an deux mille vingt-deux, le vingt avril à 9 heures,
Au siège social de la société
Les associés de la société CAHIFA « LE GRAND BLEU », société à responsabilité limitée au capital de 10.000.000 Ariary se sont réunis en Assemblée Générale Ordinaire sur convocation de la gérance

Sont présents
Madame DUGUY Céline Marie 90 parts
Madame DUGUY ép. BERENGIER Anne Marie 10 parts
100 parts

DF = 2.000 Ar [illegible]
Deux mille ariary

Seuls associés de la Société et représentant en tant que telle la totalité des parts sociales [illegible]
L'Assemblée est présidée par *Madame DUGUY Céline Marie*, gérante.
La Présidente déclare alors que l'Assemblée est valablement constituée, pour valablement délibérer et prendre des décisions à la majorité requise des trois quarts des parts sociales au moins.
Puis elle rappelle que l'Assemblée est appelée à délibérer sur l'ordre du jour suivant :

RAHANDRISOA Razanison [illegible] impôts

<u>ORDRE DU JOUR</u>

Cession de parts

<u>RESOLUTION</u>

Entre
- Madame DUGUY ép. BERENGIER Anne Marie ; ci-après dénommée « la cédante », d'une part,

Et
- Madame DUGUY Céline Marie, ci-après dénommée « la cessionnaire », d'autre part,

A procédé de la manière suivante à la cession de la totalité des parts de Madame DUGUY ép. BERENGIER Anne Marie au profit de Madame DUGUY Céline Marie.
La présente convention prend effet le 20 Avril 2022 [illegible]

Madame DUGUY Céline Marie 100 parts

Cette cession de parts est [illegible] aux statuts de la société CAHIFA Sarl

Cette résolution [illegible] est adoptée à l'unanimité.

L'ordre du jour étant épuisé, personne ne demandant plus la parole, Mr le Président, déclare la séance levée

De tout ce qui précède, il a été dressé le présent procès-verbal qui a été signé par les associés après lecture

DUGUY Céline Marie	**DUGUY ép. BERENGIER Anne Marie**
C Duguy	A. Berengier

VB
C.D.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT ("Agreement") is entered into and shall become effective as of this day: March 1, 2023, the "Effective Date":

Between

LE GRAND BLEU LLC, a Wyoming limited liability company registered under number *** and having its address at 3150 West End Blvd. St. Louis Park, MN 55416
Represented by Mr. Yann BEAUDOIN, CEO of Soakmont Group,
Hereinafter referred to as "Buyer",

And:

Ms. Céline DUGUY,
Born on 06/06/1965 in Nantes, French national, holder of passport no. 17AD22742 issued on 20/01/2017 in Nantes, residing BP 407 Andilana - Nosy Be 207 - Madagascar.
Hereinafter referred to as "Seller",

In the presence of:

Mr. Etienne ANSLOT, a Real estate broker whose offices are located at Centre Commercial Le Mall - Hell-Ville - Nosy Be.
"The Agent"

Preamble

The seller owns certain assets as defined herein and wishes to sell and transfer them, and the Buyer wishes to purchase and assume the assets on the terms and conditions outlined in this Agreement.

The parties agree as follows:

YB

CD

ARTICLE 1: PURCHASE OF ASSETS

1.1 **Asset Purchase and Sale Agreement.** On the Closing Date (as defined below), Buyer agrees to purchase from Seller and Seller agrees to sell, assign, transfer, convey and deliver to Buyer, subject to the terms and subject to the terms outlined in this Agreement, the assets described below;

a) The domain name: https://www.legrandbleunosybe.com/
b) The brand "Le Grand Bleu de Nosy Be" and all related intellectual property
c) All online access
d) All booking systems
e) Any online presence related to the operation of Big Blue, including but not limited to social media accounts.
f) All online photos and rights to use any image taken or related to the Le Grand Bleu brand
g) All stock exchange records, minute books and corporate seals of the company
h) All company files, books, records and correspondence in Seller's possession necessary for the operation of the business
i) All the links of the different websites with their identifiers and passwords. Passwords must remain unchanged during the 18 months, until the final sale of the business.
j) All documents necessary for the proper functioning of the company.
k) All other documents, opinions and certificates which may be required under this contract or reasonably requested by the Buyer.

1.2 **Assets excluded.** Notwithstanding anything to the contrary in this Agreement, Buyer shall not purchase, and Seller shall not sell, assets not specifically identified in this Agreement.'**Annex 1.2(a)** attached "Assets excluded").

1.3 **Indivisibility.** This sale of Assets forms a strictly indivisible whole with the concomitant sale of all the shares of CAHIFA, a Malagasy limited liability company registered in the Nosy Be Trade and Companies Register under number NB B 2000.023 - noted between the parties by a separate act of this day.



C.D.

ARTICLE 2: PURCHASE PRICE ANDPRORATISATION EXPENSES AND REVENUES

2.1 **Purchase price.** On and subject to the terms and conditions of this Agreement, upon Closing, Buyer shall pay Seller, in consideration for all Actifs: One Million Hundred and Fifty Thousand euros (€1,150,000) (the "Purchase Price").

2.2 **Payment of the aggregate purchase price.** The aggregate purchase price will be paid according to the following payment schedule:

a) €100,000 must be paid no later than 30 days after the date of signing of this Agreement;

b) €350,000 will be paid on that date, being six (6) months after the date of execution of this Agreement; either at the latest the 1is September 2023;

c) €500,000 will be paid on that date, being twelve (12) months after the date of execution of this Agreement; no later than 1is March 2024 ;

d) The balance of the purchase price of the assets (€200,000) will be paid on this date, i.e. eighteen (18) months after the date of execution of this contract, or no later than 1is September 2024.

The distribution between Mrs. Céline DUGUY and the commissions of the broker agent real estate Mr. Etienne ANSLOT is indicated below.

2.3 **Payment in favor of Mrs. Céline DUGUY.**

The total amount of the sale, less the commissions of the real estate broker, is: €1,107,400 (one million one hundred and seven thousand four hundred euros). This amount is paid in full by the Buyer to the Seller's account according to the following payment schedule:

- €96,300 before: (30 days after the date of signing this Agreement;)
- €337,000 before: 09/01/2023 (before 1is September 2023)
- €481,500 before: 03/15/2024 (before March 15, 2024)
- €192,600 before: 01/09/2024 (before 1is September 2024)

A certificate of sale from the Buyer will be given to the Seller.



2.4 **Payment of commissions of the real estate agent Mr. Etienne ANSLOT**

The total commission amount of the sale is €42,600. This amount is paid in full by the Buyer on behalf of the Seller according to the following payment schedule:

- €3,700 before: (30 days after the date of signature of this Agreement)
- €13,000 before: 09/01/2023 (before 1[is] September 2023)
- €18,500 before: 03/15/2024 (before March 15, 2024)
- €7,400 before: 01/09/2024 (before 1[is] September 2024)

2.5 **Default of payment**

If Buyer fails to meet payment deadlines in accordance with the above schedule, interest will accrue at the rate of 5% per annum until such amounts are paid to Seller. In the event of late payment for more than 6 months following the non-payment, for whatever reason, the Seller reserves the right to note the pure and simple termination of this agreement and to regain possession of its assets.

However, in the event that the Buyer has paid more than 50% of the amounts due to the Seller. The Buyer will be entitled to an extension of the grace period for an additional 6 months during which interest will accrue at the rate of 15% per annum until all sums due are paid.

ARTICLE 3: SUPPORT OF LIABILITIES

Except as otherwise provided in Section 3.2 hereof, Seller shall transfer the Assets to Buyer on the Closing Date free and clear of all encumbrances (as defined below), and Buyer shall not, in under its purchase of the Assets, assume or become liable for any liability of the seller.

ARTICLE 4: ASSET SUPPORT

The Assets sold remain the property of the seller until full payment of the full price agreed in article 2. The management of the Assets towards the Buyer and the Operator (Wild Investments .inc) begins no later than 10 calendar days after payment of the initial deposit of €100,000. Mrs. Céline DUGUY declines all responsibility during the period of management of the Assets entrusted to the Buyer and the Operator.

ARTICLE 5: SELLER'S REPRESENTATIONS AND WARRANTIES

In order to induce Buyer to enter into this Agreement and to consummate the transactions contemplated herein, intending that Buyer shall rely on it to enter into and perform this Agreement, Seller warrants and represents to the purchaser that each and all of the following are true and correct as of the date of this Agreement:



ARTICLE 8: INDEMNITY

8.1 **Indemnification by the seller.** Seller covenants and agrees to indemnify all losses, costs, expenses and damages arising from the following:

(a) The breach or falsehood of any representation or warranty made by Seller in this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Seller hereunder and hereunder ("False declarations of the seller"); provided, however, that Buyer has suffered cumulative losses of at least ten thousand dollars ($10,000) (the "Threshold amount").

(b) The breach of any covenant or agreement entered into by Seller in this Agreement, including documents, instruments and agreements to be executed and/or delivered by Seller.

8.2 **Indemnification by the buyer.** Buyer covenants and agrees to indemnify all losses, costs, expenses and damages arising from the following:

(a) The breach or falsehood of any representation or warranty made by Buyer in this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder and hereunder.

(b) The breach of any covenant or agreement made by Buyer in this Agreement, including documents, instruments and agreements to be executed and/or delivered by Buyer.

(c) Buyer's failure to pay or perform any Liability it has agreed to assume under Section 2 hereof.

ARTICLE 9: CLOSING

9.1 **Closing Date.** The closing of the transactions contemplated by this agreement (the "Closing") will be held (18) months after the date of execution of this Agreement or upon payment in full of the purchase price (including interest, if any).

9.2 **Documents to be provided by the seller.** At Closing, Seller will perform, as necessary or appropriate, and deliver to Buyer each and all of the following:

(a) A true copy of the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, and the consummation of the transactions contemplated herein and so;

(b) All consents, waivers, assignments and authorizations of any kind or nature, whether by a government agency or otherwise, that may reasonably be required to effectively sell, assign and transfer the Assets to Buyer.

(c) Any other documents and items which are reasonably necessary or appropriate to effect the completion of the transactions contemplated herein or which may be customary under local law.

VB
CD

9.3 **Documents to be provided by the buyer.** At Closing, Buyer shall execute, if necessary or appropriate, and deliver to Seller a copy certified by Buyer's Secretary of the duly passed resolutions of Buyer's board of directors approving this Agreement and authorizing the the execution and delivery of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder, and the consummation of the transactions contemplated herein and so;

ARTICLE 10: OBLIGATIONS AFTER THE CLOSING DATE

Seller agrees that at any time after the Closing Date, at Buyer's reasonable request, Seller will do or cause to be done all such other acts and things and will perform, acknowledge and deliver, or cause to be signed, acknowledged and delivered to Buyer all such papers, documents, instruments, agreements, deeds, assignments, transfers, insurance and conveyances as may be necessary or desirable to invest, perfect and confirm Buyer's registration or to execute and give effect the terms and intent of this Agreement.

ARTICLE 6: GENERAL PROVISIONS

6.1 **<u>Press releases and public announcements.</u>** Neither Party shall issue any press release or make any public announcement in Malagasy territory regarding the subject matter of this Agreement prior to Closing without the prior written approval of Buyer and Seller.

6.4 **<u>Succession and assignment.</u>** This Agreement is binding on and inures to the benefit of the parties named herein and their respective heirs, legal representatives, successors and permitted assigns. Neither party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of Buyer and Seller.

6.5 **<u>Notice.</u>** To facilitate optimal communication during the course of the contract, the parties recognize the validity of all means of written communication, including by email.

6.6 **<u>Applicable law.</u>** This Agreement, including the documents, instruments and agreements to be executed and/or delivered by the parties hereunder, shall be interpreted, governed and enforced in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof.

6.7 Costs. Except as provided below in this Section, each party hereto shall pay its own fees and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated by the present, including, but not limited to, the fees and disbursements of their attorneys and accountants. All costs resulting from the execution of this will be borne by the Buyer. All costs, rights, and fees including transfer costs resulting from these presents as well as all those which will follow will remain the responsibility of the Buyer.



6.8 Arbitrage.

In the event of a dispute of any kind whatsoever relating to the execution and/or interpretation of these presents and their consequences, the parties will consult each other in the context of the search for an amicable solution.

In the event of failure, all disputes to which this agreement may give rise, both for its validity and for its interpretation, execution or termination, will be submitted to the conciliation and arbitration procedure of the Law of the State of Minnesota (USA).

Each party will appoint its arbitrator. The arbitrators thus appointed will in turn choose, in the event of a tie, a third arbitrator.

The arbitrators will rule as amicable composers within a time limit set by the parties. Failing this, they must comply with the legal period of 6 months from either the day on which the arbitrators have been appointed or the day on which the appointment order was issued by the President of the court. At the end of this period, they will take care to inform each of the parties of their award or their declaration of partition if they have not been able to reach an agreement. And this, by registered letters with acknowledgments of receipt sent to the respective addresses of the parties.

The arbitrators will not be compelled to follow the procedure the deadlines and the forms required before the courts. They may by mutual agreement designate one of them to set a measure of inquiry or designate an expert who will provide them with his opinion on the technical issues of the dispute.

The arbitrators will render their award as a last resort. This will not be subject to appeal.

The procedural costs and the fees of the arbitrators will be advanced by the parties in equal shares. It will be up to the arbitrators, from their award, to decide in what proportion each of the parties will be required to bear these costs.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the first date listed above.

SELLER:

C Duguy

Celine Duguy

BUYER:

2023/03/01 YB

LE GRAND BLEU, LLC
Yann Beaudoin
Sound: President

ANNEX 1
OWNERSHIP OF ASSETS

https://who.is/whois/legrandbleunosybe.com

legrandbleunosybe.com is already registered

legrandbleunosybe.com

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APPENDIX 1.1

OWNERSHIP OF ASSETS – EXPANSION OF "REGISTRAR DATA"

https://who.is/whois/legrandbleunosybe.com

Whois Server	whois gandi net
Referral URL	http //www gandi net
Status	ok http //www icann org/epp#ok

Registrar Data

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Registrant Contact Information:

Name	Céline DUGUY
Organization	
Address	106 RUE DES CHALATRES BATIMENT C
City	NANTES
State / Province	Centre-Val de Loire
Postal Code	44000
Country	FR
Phone	+33.671412597
Email	contact@legrandbleunosybe.com

Administrative Contact Information:

Name	Céline DUGUY
Organization	
Address	106 RUE DES CHALATRES BATIMENT C
City	NANTES
State / Province	Centre-Val de Loire
Postal Code	44000
Country	FR
Phone	+33.671412597
Email	contact@legrandbleunosybe.com

Technical Contact Information:

Name	Céline DUGUY
Organization	
Address	106 RUE DES CHALATRES BATIMENT C
City	NANTES
State / Province	Centre-Val de Loire
Postal Code	44000
Country	FR
Phone	+33.671412597
Email	contact@legrandbleunosybe.com

Information Updated: 2023-02-16 05:11:09

VB

CD.

"Tax or Taxes" -(i) any net income, gross revenue, gross revenue, gross receipts, net receipts, ad valorem, franchise, profits, transfer, sales, use, social security, employment, unemployment, disability, license, withholding, payroll, privilege, excise, value added, allowance, stamp, occupation, property, customs, duties, real estate and/or other taxes, assessments, levies, fees or charges of any kind imposed by any government agency, together with any interest or penalties thereon, and/or (ii) liability for the payment of any consolidated taxes, including interest or penalties relating thereto, of the type described in the immediately preceding paragraph (i), including any federal, state, county, local income tax and/or other tax liability consolidated income, including any penalty or interest thereon, by reason of being a member of an affiliated group and which may be imposed upon it (as defined in Section 1504(a) of the Code or a other applicable law).

"Tax return" -means any return, statement, report, claim for refund or information statement or statement relating to Taxes, including without limitation any schedule or attachment thereto, any amendment thereto and any report or estimated statement.

"Threat" -a claim, proceeding, dispute, action or other matter will be deemed to have been "threatened" if a demand or statement has been made in writing, or notice has been given in writing, or if any other event occurs. has occurred, or any other circumstance exists which would lead a reasonably prudent person to conclude that such claim, proceeding, dispute, action or other matter is substantially capable of being asserted, commenced, taken or otherwise continued in the future.

"Operator" - Wild Investments.inc trading as Wild World and being registered at the following address:100-731 rue de la Commune W Montreal, Quebec H3C 1X7





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Registrant Contact Information:
Name
Céline DUGUY
Organization
Address
106 RUE DES CHALATRES BATIMENT C

City
NANTES
State / Province
Centre-Val de Loire
Postal Code
44000
Country
FR
Phone
+33.671412597
Email
contact@legrandbleunosybe.com

Administrative Contact Information:
Name
Céline DUGUY
Organization
Address
106 RUE DES CHALATRES BATIMENT C
City
NANTES
State / Province
Centre-Val de Loire
Postal Code
44000
Country
FR
Phone
+33.671412597
Email
contact@legrandbleunosybe.com

Technical Contact Information:
Name
Céline DUGUY
Organization
Address
106 RUE DES CHALATRES BATIMENT C
City
NANTES
State / Province
Centre-Val de Loire
Postal Code
44000
Country
FR
Phone
+33.671412597
Email
contact@legrandbleunosybe.com

Information Updated: 2023-03-09 15:54:54

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SOAKMONT

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This is a Test the Waters Campaign (TTW)

Soakmont Group LLC is launching a Reg CF crowdfunding campaign planning to go live in the first quarter of 2023. (January to February)

Testing the Waters is a pre-investment phase designed to gather feedback and interest before formally launching an offering. No funds can be accepted during the TTW phase. After reviewing this opportunity, if any investors are interested we encourage them to submit a "pledge". Pledges are non-binding indications of interest; meaning the amount pledged does not have to be submitted or can be raised or lowered once the funding round opens.

The TTW page will be updated with more legal and financial documentation upon the official launch.

As part of Soakmont's Investor Community, potential investor input will be helpful in crafting the formal investment program.

Click the Pledge Now button after reading the information below.

Welcome to NOSY BE MADAGASCAR

Nosy Be, "the island of perfumes", located in the northwest of Madagascar. With its 35 islands, mostly virgin islets, many beaches, whales, diving sites, and big game fishing spots, Nosy Be ranks as one of the 10 most beautiful archipelagos in the world.

Nosy-Be remains the most beautiful archipelago on the African continent. In Malagasy Nosy Be means "the big island". Located in the Mozambique Channel near the Northwest Coast of Madagascar is the coastal island of Nosy Be. The island receives 340 days of sunshine per year with rainfall mainly during the night, except during cyclonic periods between January and February. There is also a new international airport in Nosy Be on the East coast of the island.




Nosy-be





Le Grand Bleu

Come be an owner with us.

And share in the income

Le GRAND BLEU 1

Current Interests

$36,000 - $72,000



Please review Le Grand Bleu's website and all amenities, activities, restaurant, accommodations, and brochure here:

https://www.legrandbleunosybe.com/ (https://www.legrandbleunosybe.com/)

View over 1,500 photo's of Le Grand Bleu on Trip Advisor. (click to view) (http://www.tripadvisor.fr/Hotel_Review-g479206-d1945914-Reviews-Le_Grand_Bleu-Nosy_Be_Antsiranana_Province.html#/media/1945914/?albumid=101&type=0&category=101)

Soakmont Group LLC signed a letter of intent with the owners on December 3,2022, to acquire all the assets and operational business; at the current negotiated asking price of $1.35 million.

With planned renovations and upgrades, the crowdfund target is $2.4m. Planning and building permits are currently being acquired. 3D renders are being created that will be updated on the TTW page before the crowdfunding campaign goes live.

Detailed plans for use of funds can be viewed below in the business proposal.

The resort generated:

$371,047 in 2018


2018 Gross Income

$411,245 in 2019

Pledged: 5%

Pledge Now (/pledge/LGB-TTW-2022)

Give Feedback (https://forms.sppx.i le-grand-bleu/2)

Exemption: TTW
Issue Type: Equity
Accredited Only: No
Reviewed Financials: No
Price per Unit: $1.00
Minimum Investment: $500
Minimum Goal: $1,000,000
Target Goal: $2,400,000
Planned Launch Date: February 1st, 2023

P&L Projectionspdf.pdf (/otp/LGB-TTW-2022/dataroom?file=sites/default/files/ALLISON M/issues/P&L Projectionspdf.pdf)

2023 Grand Bleu Brochure_New French.pdf (/otp/LGB-TTW-2022/dataroom?file=sites/default/files/ALLISON M/issues/2023 Grand Bleu Brochure_New French_1.pdf)

Grand Bleu Brochure_Old.pdf (/otp/LGB-TTW-2022/dataroom?file=sites/default/files/ALLISON M/issues/Grand Bleu Brochure_Old.pdf)

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2019 Gross Income

During the covid-19 pandemic the owners closed the resort and reopened roughly eight months ago.

The last seven months the resort has generated $237,000. The due diligence of the resort has lead Soakmont's team to a projected revenue approximated at $404,000 for the 12 months after reopening.

Current owners are able to achieve this performance without any marketing or advertising campaigns.

Current occupancy rate is 76%

Nosy Be is already known as the most high-end and best tourism location in Madagascar. Nosy Be recently had the new Fascene International airport built. Fascene International has become the busiest airport in the country due to the tourism demand. Madagascar and Nosy Be in particular are already a popular destination for the cruise line industry. The area has one of the most pristine coral reefs in the world. The reefs along with favorable weather, white sand beaches and other amenities support Soakmont's valuations and builds a strong case for investment through their crowdfunding offer.

Soakmont Group and Wild World believe the resort could perform far greater in the near future with the proper renovations, management restructuring, and a new marketing campaign.

Within this business proposal presentation below potential investors can find information on:

- The Team
- Planned Use of Funds
- The Operating Business
- The Plans for Renovation
- Technical Specs of Le Grand Bleu
- Nosy-Be Rental Data
- Planned Resort Amenities
- Investment Summary
- Financial Projections
- Proposed Common stock structure
- Campaign Perks

- **How to Pledge**


SOAKMONT
Le Grand Bleu

Soakmont Group LLC is launching a crowdfunding campaign.
SEC Exemption: Regulation CF
Le Grand Bleu LLC, a Wyoming USA Corp, is being formed to be the owner and issuing company.

The company's target raise:
$2,400,000 USD for 55,500 common stock equity shares to equal 93% equity of Le Grand Bleu LLC available to investors.

	Price for Public	Campaign Perk Discounts	Soakverse Loyalty Discount	Minimum Investment
Per Share	$50		.02-2%	$500
		Tier 1 ... 1%		
		Tier 2 ... 2.5%		
		Tier 3 ... 5%		
		Tier 4 ... 7.5%		
		Tier 5 ... 10%		
		Tier 6 ... 15%		
		Tier 7 ... 20%		
		Tier 8 ... 25%		

Investing in our common stock involves significant risk. See full risks in our Private Placement Memorandum issued at offering launch (Reg CF exempt offering)


LE GRAND BLEU
NOSY BE'S EXCLUSIVE ISLAND EXPERIENCE Phase 1


Creating an...
EXCLUSIVE
Experience


This resort is an escape from the stress of the city. It's an immersion into nature and a time to appreciate the present moment. Rediscover yourself and enjoy precious down time with those you love most. The lodging units are designed to offer an escape from the hustle and bustle. Enjoy an immersion into the natural surroundings. Visit the beach only minutes away or the resort infinite pool overlooking Bidotaka Bay.


IMAGINATIVE
JOURNEY
Guests are invited to embark on a captivating journey of discovery. This journey aims to respect the nature of the site while immersing guests in its beauty. The idea is to provide adventure in a comfortable and relaxing manner. Scuba diving with professional licensed guides. Catamaran tours, high sea fishing excursions, or partake in the cooking and cocktail mixing classes available to all our guests.


ECOSYSTEM
PROTECTION
The experiences will follow a strict environmental impact strategy to respect the host environment. We also ensure every Adventure our guests have will promote a long term positive effect on the local environment. Actions like coral protection programs and site revitalization directives will ensure we are active in the protection of our beautiful local ecosystem.


Nosy Be
PHASE 1
Grand Bleu
Nosy Sakatia
Ambaro
SITE
Madagascar


CORAL SANCTUARY, MADAGASCAR
Wild Investments Inc. works with world leaders to create a unique experience at the necessary level of quality. In addition to yoga spas and massages, the site offers potential SCUBA and open water diving. Catamarans are a great way to travel between islands. Our team have already identified some great partners who will offer catamaran trips to view the local wildlife. The island hosts one of the most pristine coral reefs in the world. Recent research conducted by WCS has shown that the coral reefs of northwestern Madagascar are among the western Indian Ocean coral ecosystems. These reefs contain both the greatest biological richness and a good capacity to resist disturbance caused by climate change. Because of these exceptional natural features, northwestern Madagascar was identified by UNESCO in 2012 as a potential site for inclusion in the World Marine Heritage List. The activities surrounding the reefs could benefit local economy from fishing to ecotourism and the conservation of their natural heritage. We help transform revenues otherwise generated by deforestation, agriculture and intensive fishing (commercial nets) into sustainable ecotourism services. We train and hire local employees for our sites, in order to sustain the viability of the project and the quality of life of local populations, who are often very dependent on seasonality of travel economy as well as local crops. The economic growth generated is used to fund education programs and the regeneration of the native ecosystem as a whole.


Tripadvisor
EXCELLENT
MARKET
Nosy Be may be the most touristic site in Madagascar, but the attendance figures remain small. Almost 80,000 tourists per year visit Nosy Be as compared to the 81 million who visit France per year. Nosy Be remains a popular destination in Madagascar but is far from mass tourism. This type of exclusivity is exactly what our distinctive customers are looking for. They are looking for untouched, uncrowded natural jewels that keep the natural and cultural heritage alive. Le Grand Bleu has been generating on average 301k USD annually with around 3K customers per year. The last 7 months since reopening it has generated $276k, $464k projected for 12 months ending May 2023. Currently there is no advertising campaign and the resort has not been renovated in years. It has kept a 4.5 stars review on both Google and TripAdvisor. People are mainly coming for the views, the friendly customer service and the activities around the site are also added benefits.


LE GRAND BLEU
CURRENT STATE AUGUST 2022

CORAL REGENERATION ACTIONS

THE REEF

Nosy Be seascape is part of the northern Mozambique Channel home to the second most diverse coral populations on the planet, with the highest species richness yet reported for the Western Indian Ocean in Northwest Madagascar in the Mitsio island group. Research has highlighted that efforts aimed at maintaining Nosy Be seascape reefs high diversity and intact ecosystems are least likely to be undermined by climate disturbances in the near term. For this reason, these reefs are considered a high priority for increased management efforts that will reduce additional human disturbances, such as fishing and pollution, in order to improve the chances for their persistence. Also, as the upstream end of the core high bio- diversity region for the West Indian Ocean, this seascape is critically important for larval supply to downstream reefs, and thus for recovery following disturbances. This seascape is a mosaic of rich ecosystems: coral reefs and coral banks, mangroves – the region contains some of the most important mangroves in Madagascar, seagrasses, volcanic, karst or coral islands and islets, and bays.

THREATS

The exceptional marine biodiversity of Nosy Be seascape is facing a number of imminent threats including: unsustainable fishing practices, incidental by-catch of coastal dolphins in artisanal fisheries, poaching of marine turtles, oil exploration and planned drilling, a growing tourism industry, mangrove destruction for charcoal-making, and climate change impacts. The degradation of marine and coastal environments, lack of sustainable livelihood alternatives, and limited ability of local people to cope with these changes are thus increasing their vulnerability.

ACTIONS

In order to reverse these trends and secure healthy marine ecosystems that support the local communities who depend on them, Grand Bleu is committing a minimum of 1% of its total turnover to work with local Non Profit in the establishment of marine protected areas in Nosy Be seascape and lead the process of the creation of large co managed Marine Protected Areas protecting critical marine habitats around Nosy Iranja and Mitsio islands groups. Grand Bleu and it's partners will also be assessing cetacean diversity, distribution, abundance and threats in the seascape. A regrowth program using local heat resistant corals could also be put in place to help regrow the reef.


Le Grand Bleu
GRAND BLEU CURRENT TECHNICAL SPECS:




LE GRAND BLEU UPDATES AND UPGRADE


LET'S MAKE
MONEY
GROW

INVESTMENT & USE OF FUNDS

Investment Cost / Use of Funds	
Site purchase and design	1,377,000
Technichal documents	4,000
Site preparation	2,000
Construction	432,000
Operation setup, promotion, training, website update, and Grand opening	45,000
Cash reserve	100,000
Referal comission (2%)	40,000
Marketing	100,000
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	110,200
Currency Exchange Rate (USD to EUR)	180,000
TOTAL	2,400,000

Financial Evaluation	
Total investment cost	2,400,000
Yearly revenues (Y4)	1,179,795
Yearly net profit (Y4)	20,973
EBITDA (Y4)	812,322
Net yield (Y4)	32%
EBITDA yield (Y4)	34%
ROI (EBITDA AVG)	3
Depreciation time (in years)	40

After the first $100,000 is raised, funds will begin to be withdrawn from the campaign to begin payments for the acquisition. First 100k(euro) is due by Feb 28 2023. Remaining 3 payments bi-annually will be paid according to purchase agreement (attached). Revenues from the resort begin to be under Soakmont control after the first payment is made. Those revenues will also support the payments as needed.

FINANCIAL PROJECTIONS



EXPERIENCE FINANCIAL SUMMARY

[illegible]	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	year 10
Total number of units	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ADR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Occupancy rate	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	year 10
Incomes										
Room income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Activity income (included)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Food and Beverage income (included)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Expenses										
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA %	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Investor Dividend Distributions 10%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Number of Outstanding Shares [illegible]

Potential Dividend Per Share	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Rental Data

Demand for luxury rentals continues to grow over the last 2 years post pandemic

Historical Nosy Be Nightly Rental Rates



$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-
Nov'17
Feb'18
May'18
Aug'18
Nov'18
Feb'19
May'19
Aug'19
Nov'19
Feb'20
May'20
Aug'20
Nov'20
Feb'21
May'21
Aug'21
Nov'21
Feb'22
May'22
Aug'22
Nov'22
Budget
Economy
Midscale
Upscale
Luxury

Source: Airdna. Data pulls from Airbnb and Vrbo rental data

STRONG CASE FOR GROWTH



Le Grand Bleu Historical and Projections



$1,600,000.00
$1,400,000.00
$1,200,000.00
$1,000,000.00
$800,000.00
$600,000.00
$400,000.00
$200,000.00
$-
Year
18' 19' 20' 21' 22' 23' 24' 25' 26' 27' 28' 29' 30' 31' 32'

Source: 2018-2019 data, 7 months 2022 after re-opening. Financial Assumptions are in attachments for viewing

Business Model Points

- The main income streams are from lodging, activities, and restaurant sales.
- High margins due to low cost of salaries to the staff on the island.
- Plans to update the website in first quarter of ownership, and expand the number of booking sites customers can use.
- The team plans on allocating $100,000 total for marketing of the campaign in 2023.
- Training new management from Wild World will begin immediately to operate the resort. Revenues will also be entitled to Soakmont after the first payment.
- The renovations are expected to last 4 months after beginning, this will begin as soon as the funds are available in excess of the payments to the owners for the initial purchase.
- The company will remain customer centric to maintain a world class experience for visitors and guests.
- At a minimum, 75 percent of the operating income will be used for quarterly dividend distributions by the company to investors. The percentage may be higher if no additional capital is needed to hold for reinvestment.
- Wild World will oversee management of the resort. Dany Girard will be on site as a director and ensuring the resort performs as planned. Wild World will have a management performance fee that is variable, based off earnings. Soakmont management will assist full time as well in supporting roles.
- The company will retain $100k USD on the balance sheet for capital expenditures and unexpected maintenance.
- *Our management will have the financials audited yearly in the US for shareholder review.*

INVESTMENT SUMMARY

- The site is located in one of the most beautiful and pristine coral reefs in the world.
- The property could yield from 15 percent, with an occupancy rate of 50 percent to 30 percent annually, with an occupancy rate of 70 percent. The average occupancy rate is 68 percent.
- Current occupancy rate is 76%
- 22% Projected Internal Rate of Return (IRR)
- Quarterly dividends distributed to shareholders. Estimated $9-12 per share for first full year ($50 per share is proposed par value. Less with campaign perks)
- The investment offers pass-through capital gains and dividend income to investors through the SPV LLC the resort would be purchased with.
- The investment generates a potential full ROI within 4 years of acquisition.

THE PLAN

Q4 2022

PHASE 1 -TEST-THE-WATERS CAMPAIGN

Q4 2022 - Q1 2023

PHASE 2 -OFFICIAL LOI IS DRAFTED TO ACQUIRE. SPV IS FOMRED. OFFICIAL REG CF RAISE BEGINS

Q1 2023

PHASE 2 - FIRST DOWN PAYMENT TO ACQUIRE & TRANSITION OF MANAGEMENT TO SOAKMONT & TRAINING FROM OWNERS

Q1-Q2 2023

STEP 3 - BEGIN RENOVATIONS & OPERATING LE GRAND BLEU

Key Investment Info

Pass-Through Income

The SPV LLC that will be created to acquire the resort will offer pass through income and capital gains. Creating a perfect passive income vehicle.

Quarterly Dividends

Projected 9-12% first year annual dividend yield after renovations.
Year 5 $13-16 per year
Year 10 $16-19 per year

22% IRR

This is calculated using the $2,400,000 acquisition cost, and 10 years of projected dividends shown in the financial summary table.

Investment Perks

Pledge and subscribe early for investment to secure a 15-25% discount on the common stock share price.

Secondary Market

Your private equity stock will have multiple avenues for exchanging after the 6-12 month SEC time restriction on trading.

Fully Audited Financials

All financials will be fully audited yearly in the US for shareholders to review.

Premium Occupancy Rate

Current occupancy rate is 76%.

Current Revenues

Last 7 months since re-openings after covid, the resort has generated $276,000.
Projected $404,000 for 12 months.

Common Stock

This investments would offer Equity Common stock. Invest for your share of ownership.

Key Growth Plans

Increase Marketing

Invest capital and talent. Our team has individuals that own marketing agencies. Plans to expand number of booking sites and upgrade the current website.

Expansion of Amenities

SCUBA diving in one of the most pristine coral reefs, catamaran tours, fishing excursions, cooking and cocktail making classes.

Major Renovations to Upgrade whole Site

Plan to add 7 lodges to have 22 total (~50% increase) and upgrade the whole facility and kitchen

Experienced Leadership

Our team has a continuous improvement culture that will always be seeking new ways to improve the experience and improve margins.


SOAKMONT


Le Grand Bleu

EQUITY INFORMATION

EQUITY CAP TABLE - LE GRAND BLEU

Holder	Equity Cap Table - Le Grand Bleu	
Soakmont Group LLC	7%	Common Stock
Investors	93%	Common Stock



Here is the breakdown of the equity that would be available.

Soakmont Group LLC equity fee is 7%
(within normal range of the crowdfunding industry)

Investors are able to buy the remaining 93% of the ownership of Le Grand Bleu.

We feel 7% is reasonable due to the on-going management that is required. Also due to the upfront work that is required in finding properties, travel costs to the site, inspection, performing financial due diligence, up front expenses for the Test-The-Waters Campaign, up front expenses to launch a full Reg CF/D campaign with legal costs and preparation with third parties, and with risk of losing the entire sum if the crowdfund doesn't begin or fails to reach the minimum.



COMMON STOCK INFORMATION

$50 Per Share

Final price can range from $36.50 - $50 per investor
depending on discounts from campaign perks

Total Invested from Shares W/Perks	$ [illegible]
Total number of Shares (w/Perks)	[illegible]
Total number of Shares (w/o Perks)	[illegible]
Bonus Shares	[illegible]
Total number of Outstanding Shares	[illegible]
Total Market Capitalization of Outstanding Shares ($50 par value)	$ [illegible]


SOAKMONT

Le Grand Bleu



Campaign Perks Details




SOAKMONT

Le Grand Bleu



BONUS SHARES

Bonus Shares	
Number Available	237
Value ($50 per share)	$ 11,850.00

1 bonus share will be given to the first 237 investors in this project!


SOAKMONT
Le Grand Bleu


LE GRAND BLEU
NOSY BE'S EXCLUSIVE ISLAND EXPERIENCE PHASE 1

***Any unused funds after the acquisition and renovations will be redistributed to the shareholders through the quarterly dividend.**

***Financials will be audited yearly in the USA for shareholders to review.**

View over 1,500 photo's of Le Grand Bleu on Trip Advisor. (click to view) (http://www.tripadvisor.fr/Hotel_Review-g479206-d1945914-Reviews-Le_Grand_Bleu-Nosy_Be_Antsiranana_Province.html#/media/1945914/?albumid=101&type=0&category=101)

For any more information or questions feel free to reach out.

Contact:

info@soakmont.com (mailto:info@soakmont.com)

Websites

http://www.wildworld.eco/ (http://www.wildworld.eco/)

https://soakmont.com/ (https://soakmont.com/)

https://www.legrandbleunosybe.com/ (https://www.legrandbleunosybe.com/)

https://soakverse.io/ (https://soakverse.io/)

About us (https://sphi.io)

Cyber Security Policy (/cyber)

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ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://www.legrandbleunosybe.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.